As filed with the Securities and Exchange Commission on July 10, 1995
                                                         Registration No. 33-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              ANGEION CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   MINNESOTA
            (State or jurisdiction of incorporation or organization)

                                   41-1579150
                      (I.R.S. Employer Identification No.)

                         3650 ANNAPOLIS LANE, SUITE 170
                         PLYMOUTH, MINNESOTA 55447-5434
                                 (612) 550-9388
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            DAVID L. CHRISTOFFERSON
                         3650 ANNAPOLIS LANE, SUITE 170
                         PLYMOUTH, MINNESOTA 55447-5434
                                 (612) 550-9388
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

                             THOMAS C. THOMAS, ESQ.
                          OPPENHEIMER WOLFF & DONNELLY
                                 3400 PLAZA VII
                            45 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 344-9300

                            JAMES R. TANENBAUM, ESQ.
                           STROOCK & STROOCK & LAVAN
                                7 HANOVER SQUARE
                            NEW YORK, NEW YORK 10004
                                 (212) 806-6048

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend reinvestment plans, check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

                                                     PROPOSED       PROPOSED MAXIMUM
                                                      MAXIMUM           AGGREGATE
   TITLE OF EACH CLASS OF        AMOUNT TO BE     OFFERING PRICE        OFFERING           AMOUNT OF
SECURITIES TO BE REGISTERED       REGISTERED       PER UNIT (1)         PRICE (1)       REGISTRATION FEE
Common Stock, $.01 par value    2,500,000 shares     $4.9375          $12,343,750           $4,257


(1) Estimated solely for the purpose of calculating the amount of the registration fee puruant to Rule 457(c) under the Securities Act of 1993, based upon the average of the bid and asked prices of registrant's Common Stock in the national over-the-market on July 5, 1995, as reported by Nasdaq.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


INFORMATION CONTAINED HEREIN IS SUBJECT TO TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                   SUBJECT TO COMPLETION DATED JULY 10, 1995

                                     [LOGO]

                        2,500,000 SHARES OF COMMON STOCK

     Angeion Corporation (the "Company") is offering hereby 2,500,000 shares of its Common Stock, par value $.01 per share (the "Shares"). The Common Stock of the Company is traded over-the-counter on the Nasdaq SmallCap Market System under the symbol "ANGN" and is also listed on the Boston Stock Exchange under the symbol "ANI." On July 5, 1995, the closing bid price of the Common Stock, as reported on the Nasdaq SmallCap Market System, was $5.00.

          SEE "RISK FACTORS" ON PAGE 6 OF THIS PROSPECTUS FOR CERTAIN
                     INFORMATION INVESTORS SHOULD CONSIDER.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                   PRICE TO         COMMISSION       PROCEEDS TO
                    PUBLIC         AND FEES(1)      COMPANY(2)(3)

Per Share          $                 $                $
Total              $                 $                $


(1) The Shares are being offered by the Company principally to selected investors purchasing for investment. Raymond James & Associates, Inc. (the "Placement Agent") has been retained to act, on a best efforts basis, as agent for the Company in connection with the arrangement of this transaction. The Company has agreed, among other things, (i) to pay the Placement Agent a fee equal to 6.5% of the Price to Public in connection with the arrangement of this financing, and (ii) to indemnify the Placement Agent against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution."

(2) Prior to the closing date of this best efforts, all or nothing offering, all investor funds will promptly be placed in escrow with Citibank, N.A., as escrow agent ("Citibank"), in an escrow account established for the benefit of the investors. Upon receipt of notice from Citibank that investors have affirmed purchase of the Shares and deposited the requisite funds in the escrow account, the Company will deposit with the Depository Trust Company the Shares to be credited to the accounts of the investors and will collect the investor funds from Citibank. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the offering, all funds deposited in the Citibank escrow account will promptly be returned to the investors. See "Plan of Distribution."

(3) Before deducting expenses payable by the Company estimated at $217,500.

                        RAYMOND JAMES & ASSOCIATES, INC.

                 The date of this Prospectus is July __, 1995.

[A photo of the Company's ICD system includes a computer monitor which sits on top of a programmer unit with a built-in device similar to a large scale television remote control, the ICD device and leads.]

The Company's Sentinel Implantable Cardioverter Defibrillator ("ICD") and dual transvenous leads are implanted in a patient to monitor the heart for irregular heartbeats, and, when necessary, provide an appropriate amount of electrical energy to convert the irregular heartbeat back to a normal rhythm.

         [A photo of the Company's ICD device with two attached leads.]

The Sentinel ICD System includes the ICD, a computer programmer, an external defibrillation test system, a smart wand and transvenous leads.


[A 3-part illustration depicts: a patient with an ICD device and lead system implanted in the heart and arterial system; a physician during the implantation procedure, stands in front of a computer console and programs the ICD; a clinician using a small hand held device, during a patient follow-up visit, checks the activity of the implanted device.]

Defibrillation Test System
and Programmer during
implant procedure.

Sentinel ICD and Dual Transvenous
Lead System is implanted pectorally.

Programmer/Interrogator
for patient follow-up in
physician's clinic.


     IN JANUARY 1995, THE COMPANY INITIATED LIMITED HUMAN CLINICAL TRIALS OF ITS SENTINEL(TM) ICD SYSTEM IN GERMANY. THERE CAN BE NO ASSURANCE, HOWEVER, THAT THE COMPANY WILL RECEIVE APPROVAL FROM THE FDA OR FOREIGN REGULATORY AUTHORITIES TO COMMENCE HUMAN CLINICAL TRIALS IN THE U.S. OR EXPAND FOREIGN CLINICAL TRIALS OR, IF SUCH APPROVAL IS RECEIVED, TO COMMENCE COMMERCIAL MARKETING. THE ABOVE DIAGRAMS DEPICT AN IMPLANTED SENTINEL ICD AND RELATED ACCESSORIES.


                                    SUMMARY

     This summary is intended only for convenience and is not a complete presentation of all relevant facts. It is qualified in its entirety by the detailed information and financial statements contained elsewhere herein. The entire Prospectus should be read and understood by prospective investors.

                                  THE COMPANY

     Angeion Corporation is engaged in designing, developing and manufacturing two types of products to treat and potentially cure irregular heartbeats (arrhythmias). The Company's Implantable Technology Division is developing the Sentinel series of implantable cardioverter defibrillators ("ICDs"), which are designed to treat rapid heartbeats in the ventricular (or lower) chambers of the heart, a condition known as ventricular tachycardia ("VT"), and a severe form of VT known as ventricular fibrillation ("VF") which if not terminated will lead to a sudden cardiac death ("SCD") episode. The Company believes, based upon industry analyses and attendance by management at industry meetings, that its first product, the Sentinel 2000, is the smallest and one of the most technologically advanced ICDs under development today. The Company's Interventional Technology Division is developing a radio frequency ("RF") catheter ablation system that it believes will provide a potential cure for certain forms of atrial fibrillation (rapid heartbeats originating in the upper chambers of the heart), and a laser catheter ablation system that it believes will provide a potential cure for certain forms of VT. The Company is actively pursuing a strategic alliance to accelerate the continued development and commercialization of the products and technologies in the Company's Interventional Technology Division.

     Current treatments for VT consist primarily of medication, ICDs and open heart surgery. The Company believes that the most effective treatment for individuals at risk of experiencing a SCD episode, in light of currently available technology, is an ICD. The ICD and lead market has grown from approximately $160 million in 1990 to approximately $530 million in 1994, representing a compounded annual growth rate of approximately 35%. The ICD market is expected to continue to grow by at least 20% to 25% per year to reach in excess of $1 billion per year by the end of the decade.

     An ICD is implanted within the body to monitor the patient's heartbeat and, in the event of VT or VF, to deliver an electrical shock to the heart sufficient to terminate the arrhythmia. The most advanced ICDs currently in human clinical trials or market approved are devices characterized by (i) tiered therapy (electrical shocks of varying intensity depending on the type and severity of the arrhythmia), (ii) programmability (allows the physician to customize therapy to the patient's condition both before and, more importantly, after implant),
(iii) improved transvenous lead systems (allows implantation of the lead through a vein so that open chest surgery is not required), (iv) electrogram storage capability (storage of intracardiac EKGs), (v) a biphasic waveform (an electrical shock of alternating polarity), and (vi) limited pectoral implant capability.

     The Company is developing the Sentinel series of ICDs, which offers certain advantages over ICDs currently in human clinical trials or market approved, including the following: (i) reduced size and weight specifications that will allow for universal pectoral implant capability; (ii) Small Cap(tm) biphasic waveform, a more efficient output waveform that delivers energy at a higher average current and in a shorter time and thereby lowers defibrillation energy thresholds; (iii) Hot Can(tm) electrode system that uses the Sentinel housing as an efficient electrode that can be programmed on and off; (iv) a dual battery system that increases the potential lifetime of the ICD from five years to up to seven years; (v) Energy Steering(tm) delivery system that permits the device to increase shock effectiveness by directing the current more uniformly throughout the heart; and (vi) special algorithms for more effective discrimination between VT, VF and supraventricular tachycardia ("SVT") (a feature greatly enhanced in the Sentinel 2001). Electrogram storage capability will first be introduced in the Company's Sentinel 2001 . See "Business -- Products."

     The Company's products are subject to a lengthy and expensive premarket approval process with the U.S. Food and Drug Administration ("FDA"). With respect to the Sentinel 2000 and the Company's RF catheter ablation system, the Company is currently scheduled to submit applications to the FDA for investigational device exemptions ("IDEs") in the second half of calendar 1995. The Company has received an IDE for its laser catheter ablation system that permits the Company to conduct up to 15 procedures at two medical centers. See "Business -- Products" and " -- Government Regulation."

     The Company's products are also subject to regulation by agencies comparable to the FDA in foreign countries. The Company has initiated limited human clinical trials of the Sentinel 2000 in Germany. Initial regulatory documents and requests to conduct human clinical trials in Italy were filed in the second half of calendar 1994 and in the United Kingdom in the first half of calendar 1995. The Company is currently scheduled to complete these international documents and file for expanded clinical trials in Germany during the second half of calendar 1995. Upon completion of clinical trial requirements for the Sentinel 2000 in the European Community ("EC"), the Company will file for a CE mark in one of the countries in which clinical trials have been conducted, approval of which will allow the Company to commence commercial marketing throughout the EC. The Company currently expects to file for a CE mark in the first calendar quarter of 1996. The Company has contracted with a manufacturer in Scotland to perform final assembly of its products for use in clinical trials in the EC, which facility has received ISO 9002 certification. See "Business -- Governmental Regulation."

     The Company has a strategic alliance with Pacesetter, Inc. ("Pacesetter"), a subsidiary of St. Jude Medical, Inc. This arrangement, among other things, provides Pacesetter with worldwide OEM marketing rights, on a co-exclusive basis with the Company, to certain of the Company's products for a period that may not be less than seven years. The Company retains the right to market and sell defibrillator and laser catheter products worldwide under its own label and, subject to certain specified limitations and qualifications, to manufacture the products it sells to Pacesetter. See "Business -- Sales and Distribution" and "
- -- Manufacturing."

                                  RISK FACTORS

     An investment in the Shares offered hereby involves a high degree of risk due to a number of factors, including, but not limited to: (i) the Company's operating losses and need to obtain substantial additional financing, technical, manufacturing and marketing resources than the Company, (ii) the Company's ability to complete development and obtain regulatory approval to commence commercial marketing of the Sentinel series and its two catheter ablation systems, (iii) competition with other ICD manufacturers that have greater financial technical, manufacturing and marketing resources than the Company,
(iv) uncertainty of third party reimbursement, (v) the Company's ability to prosecute its patent portfolio, obtain new patents and avoid infringement of the proprietary rights of others, (vi) the Company's ability to fulfill the manufacturing requirements of the Pacesetter arrangement, (vii) the Company's ability to establish an effective system for manufacturing, selling and distributing its products, and (viii) the uncertainty of market acceptance of the Company's products. See "Risk Factors."


                                  THE OFFERING

SHARES OFFERED          2,500,000 Shares. See "Plan of Distribution."

PRICE PER SHARE         $

COMMON STOCK TO BE
OUTSTANDING AFTER
THE OFFERING            19,802,526 Shares (excludes 6,428,587 shares issuable
                        upon exercise of outstanding options and warrants)

NASDAQ TRADING SYMBOL   ANGN (Common Stock)

BOSTON STOCK
SYMBOL EXCHANGE         ANI (Common Stock)

USE OF PROCEEDS         The Company intends to apply the net proceeds of the
                        sale of the Shares for research and development
                        (including clinical trials), investment in capital equipment and leasehold improvements, and general corporate purposes, including working capital.

                             SUMMARY FINANCIAL DATA

                                  NINE MONTHS ENDED APRIL 30,               YEAR ENDED JULY 31,
                                      1995           1994           1994           1993           1992
STATEMENTS OF OPERATIONS DATA:

Net sales                         $         0    $         0    $         0    $   137,982     $    77,615
Research and development
 expenses                           5,268,028      3,629,800      5,158,738      4,485,818       2,996,845
Merger expense for in-process
 research and development                   0      1,435,124      1,450,499              0               0
General and administrative
 expenses                           1,508,635      1,032,172      1,493,424      1,353,502       1,021,078
Loss from continuing
 operations                        (6,673,157)    (5,768,779)    (7,675,743)    (5,915,558)     (4,054,919)
Net loss                           (6,673,157)    (5,768,779)    (7,675,743)    (2,708,438)     (4,161,455)
Net loss per share                $     (0.41)   $     (0.55)   $     (0.72)   $     (0.26)    $     (0.42)
Weighted average number of
 shares outstanding (1)            16,291,900     10,519,777     10,657,311     10,296,812       9,901,592


                                                                    APRIL 30, 1995
                                            JULY 31, 1994      ACTUAL      AS ADJUSTED(2)
BALANCE SHEET DATA:
Cash and cash equivalents                    $ 2,127,358     $4,700,977     $16,170,977
Working capital                               (1,175,384)     4,030,294      15,500,294
Total assets                                   4,752,630      7,756,628      19,226,628
Long-term debt, less current
 installments                                  1,504,187      1,501,917       1,501,917
Shareholders' equity (deficit)                  (596,320)     5,262,766      16,732,766


(1) Computed on the basis described for net loss per share in Note 2 of Notes to Financial Statements.

(2) Adjusted to give effect to application of the net proceeds of this offering at an assumed per share offering price of $5.00. See "Use of Proceeds."


                                  RISK FACTORS

     In analyzing this offering, prospective investors should consider carefully, among others, the following risk factors relating to the Company and this offering:

CONTINUING OPERATING LOSSES; PROFITABILITY UNCERTAIN

     The Company has incurred net operating losses from continuing operations in each year since its inception in 1986. At April 30, 1995, the Company's accumulated deficit was approximately $24,215,537. Such losses have resulted principally from costs incurred in the research and development of the Company's products. The Company has had no significant revenue since the sale of its medical accessory products division in September 1992. The Company expects to incur additional operating losses over the next several years as the Company continues to fund research and development (including clinical trials) relating to its ICDs and catheter ablation systems. The Company's ability to achieve profitability is dependent in part on obtaining regulatory approvals for its products and developing the capacity to manufacture and sell its products successfully. There can be no assurance that the Company will obtain the required regulatory approvals on a timely basis or at all, successfully develop, commercialize, manufacture and market its products, or ever achieve profitability. See "Business -- Government Regulation."

NEED FOR ADDITIONAL FINANCING

     The proceeds from this offering will be used for research and development (including clinical trials), investment in capital equipment and leasehold improvements, and general corporate purposes, including working capital. See "Use of Proceeds." If the Company's operations progress as anticipated, of which there can be no assurance, the Company expects that the net proceeds from this offering will allow the Company to meet its cash requirements for a period of approximately 12 months after the closing of this offering. The timing of the Company's future capital requirements, however, will depend on a number of factors, including progress with preclinical and clinical trials; time and costs involved in obtaining regulatory approvals; costs involved in filing, prosecuting and enforcing patents or defending against patent infringement claims; competing technological and market developments; and costs of manufacturing and marketing scale-up. In any event, the Company will require substantial additional capital beyond the net proceeds of this offering to complete development and commence commercial manufacturing and marketing of its products. There can be no assurance, however, that such additional financing will be available on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to then existing shareholders may result. If the Company is unable to obtain additional funds as needed, the Company may be required to significantly curtail one or more of its research and development programs or cease operations entirely, in which case investors in this offering could lose their entire investment.

LACK OF PMA APPROVAL; INITIAL U.S. REVENUES MAY BE LIMITED

     The Company will not be able to commence marketing and commercial sales of its products in the U.S. until it receives FDA approval, which will only be granted following filing of a Pre-Market Approval ("PMA") application. An IDE submission, a necessary first step prior to filing a PMA, is expected to be filed for the Sentinel 2000 system in the second half of calendar 1995. At such time as an IDE is approved in connection with the Sentinel 2000 system, and until the Company receives PMA approval, the Company will be subject to FDA-imposed limitations on the number of patients who may receive Sentinel 2000 implants and the number and location of clinical sites at which implants may be performed. The Company would be unable to sell additional Sentinel 2000 systems in the U.S. should the number of implants reach the limits authorized by the FDA and such limitation could have a material adverse effect on the Company's business, financial condition and results of operations. The Company obtained an IDE with respect to its laser catheter ablation system that permits up to 15 clinical trials at two medical centers. The Company intends to file an IDE with respect to its RF catheter ablation system in the second half of calendar 1995 and to pursue this technology more aggressively as funding becomes available. The timing of both the IDE and PMA review processes is unpredictable and uncertain. There can be no assurance as to when or whether the Company will receive IDE or PMA approvals. Failure to obtain IDE or PMA approval or to obtain such approval on a timely basis would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business Products" and " -- Government Regulation."

COMPETITION

     Competition in the ICD market is intense. Although the Company's ICDs will also compete with alternative treatments for VT, such as drug therapy, open heart surgery and cardiac ablation, the Company believes that ICD manufacturers constitute its primary competition. Although no assurance can be given that PMA approval will ever be obtained for the Sentinel series products, or that competitors will not introduce new products with similar features or that the market will accept the Sentinel series, the Company believes the Sentinel series will be able to compete effectively with other ICD devices currently in the market due to its smaller size and certain other proprietary features that will ease implantation, improve patient therapy and improve monitoring capability. Most of the Company's competitors in the ICD market have greater financial, manufacturing, marketing, distribution and technical resources and greater name recognition than the Company. Although there can be no assurance that the Company's strategic alliance with Pacesetter will be successful, the Company believes that this strategic alliance will assist the Company in addressing the greater resources and name recognition of its competitors. See "Business -- Competition."

     A number of companies are believed to be developing ablation devices to treat SVT, certain of which are larger companies with significant resources. To date, however, few companies have focused on ablation devices to treat VT. There can be no assurance, however, that competitors of the Company will not be able to develop and introduce cardiac ablation systems that may be more effective in treating VT. In addition, catheter ablation technologies also compete with drug therapy. While historically drug therapy has had limited effectiveness and caused adverse side effects, new drugs under development may offer improved treatment outcomes. See "Business -- Competition."

UNCERTAINTY OF THIRD PARTY REIMBURSEMENT AND HEALTH CARE REFORM

     The Company's ability to market its products successfully in the U.S. will depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities (such as the Health Care Financing Administration ("HCFA"), which determines Medicare reimbursement levels), private health insurers, health maintenance organizations and other third-party payors. Payors are increasingly challenging the need for and prices of medical products and services. Payors may deny reimbursement for procedures that they deem experimental or for devices that are used other than for FDA-approved indications. Currently, HCFA is not allowing Medicare reimbursement for products and related procedures that have not received FDA approval, and certain private third-party payors have also begun denying such reimbursement. With respect to the laser catheter ablation system, even if the Company obtains a PMA, some payors may deny coverage until the procedure becomes generally accepted by the medical profession. The inability of hospitals and other providers to obtain reimbursement from third-party payors for the Company's products and related procedures would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Third Party Reimbursement."

     The Company expects that there will be continued pressure on cost-containment throughout the U.S. health care system. Reforms may include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes to the health care delivery system. The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies and public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, the Company cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on the Company. See "Business -- Third Party Reimbursement."

INTELLECTUAL PROPERTY PROTECTION

     As of June 30, 1995, the Company had 43 U.S. issued patents and 16 U.S. patents which have been allowed but have not yet issued, relating to its research and development products. As of this date, the Company also had 34 U.S. patent applications pending, 17 foreign patent applications pending and 13 U.S. patent applications in preparation with respect to its research and development products. The Company also owns certain registered trademarks and has applied for several other trademarks in the U.S. and certain foreign countries. There can be no assurance that patents and trademarks will be granted in the future, or that any patents and trademarks that the Company now holds or may be granted or under which it has been granted licenses will be valid or otherwise be of value to the Company. Even if the Company's patents and trademarks are valid, others may be able to introduce non-infringing products that are competitive with those of the Company.

     The Company is conducting an ongoing evaluation of potential infringement of any proprietary rights of third parties by the products the Company intends to market. Regardless of the Company's efforts to evaluate the potential infringement of any proprietary rights of third parties, there can be no assurance that such infringements do not exist or may not arise in the future. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry, particularly in the ICD market. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to or licensed by the Company, to protect trade secrets or know-how owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Adverse determinations in litigation could subject the Company to significant liabilities to third parties or could require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company is not currently a party to any patent or other litigation. In the event that litigation or licensing of the Company's patents were to occur, the license agreement currently in existence between the Company and Pacesetter may affect the ability of the Company to settle any intellectual property disputes related to the Company's products on reasonable terms or at all, which could have a material adverse effect on the Company's business. See "Business -- Intellectual Property."

     The Company also relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance, however, that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors.

REQUIREMENTS OF PACESETTER RELATIONSHIP

     The Company and Pacesetter are parties to a Preferred Stock, Preferred Stock Option and Subordinated Debenture Purchase Agreement (the "Purchase Agreement"), an OEM Marketing and Manufacturing Agreement (the "OEM Agreement") and a License Agreement (the "License Agreement"). Pursuant to the OEM Agreement, if the Company fails to fulfill all product quantity, quality and specification requirements, Pacesetter may elect to manufacture these products and pay the Company a royalty that is less than the transfer price payment the Company would have received had it manufactured the products and sold them to Pacesetter. No assurance can be given that the Company will be able to fulfill these requirements, and the failure to do so could have a material adverse effect on the Company's operations. See "Business -- Manufacturing." In addition, the License Agreement, on its face, contains certain conditional rights and obligations for both Pacesetter and the Company with respect to sublicensing of the Company's defibrillator patents and patent applications in existence at the time of the License Agreement. In the event that litigation or licensing of the Company's patents were to occur, the License Agreement may affect the ability of the Company to settle any intellectual property disputes related to the Company's products on reasonable terms or at all, which could have a material adverse effect on the Company's business. See "Business -- Intellectual Property."

     The Purchase Agreement provides that, until one year after PMA approval of the Company's first ICD (other than the Sentinel 2000), Pacesetter will have a right of first refusal any time the Company receives an offer for the purchase, license, lease or transfer of all or a substantial portion of the Company's assets or business or for the purchase of a majority interest in the capital stock of the Company. In connection with this right of first refusal, Pacesetter will have 21 days after notice to determine whether it will exercise its right by proceeding with the transaction on the same terms and conditions as are set forth in the offer. This right of first refusal could have the effect of delaying, deferring or preventing a change in control of the Company, which could operate to deny shareholders the receipt of a premium on their Common Stock and could have a depressive effect on the market price for the Common Stock.

GOVERNMENT REGULATION

     The medical products the Company intends to market are subject to regulation in the U.S. by the FDA. The process of complying with such regulations with respect to new products can be costly and time-consuming. The Company's ICD products and its catheter ablation systems are subject to a lengthy and expensive pre-market approval process with the FDA. The Company expects to file for an IDE in the U.S. in the second half of calendar 1995 with respect to its Sentinel 2000. Upon approval of the IDE, the Company will initiate clinical trials of the Sentinel 2000 system in the U.S. During the second half of calendar 1995, the Company is also planning to file for an IDE on its RF catheter ablation system. The Company has received an IDE with respect to its laser catheter ablation system permitting it to perform up to 15 procedures at two medical centers. The data collected in clinical trials (both in and outside the U.S.) of the Company's Sentinel 2000 and its catheter ablation systems will be used to prepare the PMA applications for such products. If such PMA applications are accepted for filing by the FDA, they will be reviewed further by the FDA and subsequently by the FDA Circulatory System Devices Panel. After considering the panel's recommendation, the FDA will determine whether to approve such PMA applications. Approval of the Company's applications for PMAs for the Sentinel series and its catheter ablation systems will depend on a wide variety of factors, many of which are outside the Company's control. Approval will also require an inspection by the FDA to determine whether the Company's operations conform with the FDA's current Good Manufacturing Practices. There can be no assurance that the Company will be successful in obtaining an IDE for its Sentinel series or its RF catheter ablation system, or that the Company will be successful in obtaining a PMA for its products, in a timely manner, or at all. Delays in obtaining marketing approvals and clearances in the U.S. could have significant adverse consequences on the Company and its operations. The Company is also subject to certain FDA regulations governing manufacturing practices, packaging and labelling. Further, the FDA regulates the export of medical devices that have not been approved or cleared for marketing in the United States. Prior to commencement of sales outside the U.S., the Company will be required either to obtain export approval from the FDA or to establish a manufacturing capacity abroad. See "Business -Government Regulation."

     The Company's products are also subject to regulation by agencies comparable to the FDA in foreign countries. The Company has initiated limited human clinical trials of the Sentinel 2000 in Germany. Initial regulatory documents and requests to conduct human clinical trials in Italy were filed in the second half of calendar 1994 and in the United Kingdom in the first half of calendar 1995. The Company is currently scheduled to complete these international documents and file for expanded clinical trials in Germany during the second half of calendar 1995. Under the Active Implantable Medical Device Directive, which was fully implemented in the EC in January 1995, regulatory documents and test information must be submitted to the governmental agency of each country in which the Company intends to conduct human clinical trials, and the Company is in the process of complying with these regulatory requirements. Upon completion of the clinical trial requirements, the Company will file for a CE mark in one of the countries in which clinical trials have been conducted, approval of which will allow the Company to commence commercial marketing of its products throughout the EC. There can be no assurance, however, that the Company will be allowed to conduct the necessary human clinical studies of the Sentinel 2000 in Europe or that the Company will obtain CE mark approval, on a timely basis or at all. The Company has contracted with a manufacturer in Scotland to perform final assembly of its products for use in clinical trials in Europe, and this facility has received ISO 9002 certification.

MARKET ACCEPTANCE

     Market acceptance of the Company's products will depend, in part, on the therapeutic capabilities and operating features of its products as compared to competing products and will also depend on the Company's ability to convince the medical community of the clinical efficacy of its products. Failure of the Company's products to gain market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

POSSIBLE OBSOLESCENCE DUE TO TECHNOLOGICAL CHANGE

     The medical device industry is subject to rapid technological innovation and, consequently, the life cycle of a particular product tends to be relatively short. The Company is engaged in a field characterized by extensive research and development efforts. There can be no assurance that alternative treatments or other discoveries and developments with respect to ICDs or catheter ablation systems will not render the Company's products obsolete. The greater financial and other resources of many of the Company's competitors may permit such competitors to respond more rapidly than the Company to technological advances. See "Business -- Competition."

LIMITED MANUFACTURING OR MARKETING EXPERIENCE

     Although management of the Company has limited manufacturing and marketing experience with respect to the Sentinel series and the catheter ablation systems, key members of management do have experience in manufacturing and marketing ICDs and other medical products. While there can be no assurance that the Company will be able to develop an effective manufacturing and marketing function, the Company believes that the OEM Agreement entered into with Pacesetter will support and enhance these efforts. Failure to develop an effective manufacturing function could also result in the failure of the Company to meet Pacesetter's product requirements, resulting in a royalty from Pacesetter that is lower than the transfer price payment the Company would have otherwise received. See "Business -- Manufacturing" and " -- Sales and Marketing."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends largely on its senior management and other key personnel. Accordingly, the loss of the services of key individuals could have a material adverse effect on the Company's operations and on its current and future product development efforts. See "Management."

APPLICABILITY OF "PENNY STOCK RULES"

     If, during the time in which the Common Stock is quoted on Nasdaq SmallCap Market, the Common Stock is priced below $5.00 per share, trading of the Common Stock will be subject to federal regulations governing "penny stocks" (the "Penny Stock Rules"). Common Stock will be deemed a penny stock for the limited purpose of enabling the Commission to prohibit previously sanctioned persons from participating in penny stock activities. This provision requires brokers to take reasonable steps to avoid distributing the Common Stock to such previously sanctioned persons. If the Penny Stock Rules are not followed by the broker, the investor has no obligation to purchase the security. Accordingly, application of the Penny Stock Rules may make it more difficult for brokers to sell the Common Stock, and purchasers of the Common Stock offered hereby may have difficulty in selling their shares in the future in the secondary trading market.

DILUTION

     Purchasers of the shares of Common Stock offered hereby will experience an immediate dilution in net tangible book value. See "Dilution."

CONTROL BY DIRECTORS AND OFFICERS

     Upon completion of this offering, the directors and officers of the Company will own or control approximately 9.1% of the Company's outstanding Common Stock. If outstanding options and warrants are exercised in full and promissory notes are converted, and assuming no other change in ownership of the Common Stock, the total number of shares of Common Stock owned or controlled by directors and officers of the Company after this offering will represent approximately 11.8% of the outstanding Common Stock. As a result, directors and officers, if they act together, would have the ability to exercise substantial control over the Company's affairs. See "Principal Shareholders and Beneficial Ownership of Management."

LACK OF PROSPECTIVE DIVIDENDS

     The Company has not paid dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any earnings to finance the development of its business. There can be no assurance that the Company will ever pay cash dividends. See "Dividend Policy."

SUFFICIENCY OF PRODUCT LIABILITY INSURANCE

     The Company currently carries product liability insurance covering its products with policy limits of $5.0 million per occurrence and $5.0 million in the aggregate. It cannot be predicted, however, whether such insurance is sufficient, or if not, whether the Company will be able to obtain such insurance as is sufficient, to cover the risks associated with the Company's business or whether such insurance will be available at premiums that are economically feasible. Lack of sufficient insurance could expose the Company to suits for substantial damages.


                                USE OF PROCEEDS

     The Company estimates that the net proceeds to be received by the Company in this offering, after deducting estimated offering expenses and selling commissions, will be approximately $11,470,000, assuming an offering price of $5.00.

     The Company estimates that it will use the proceeds of this offering in the following manner:


Research and development (including clinical trials)         $ 8,070,000
Capital equipment and leasehold improvements in
 connection with start-up of manufacturing operations          1,200,000
General corporate purposes, including working capital          2,200,000
 Total                                                       $11,470,000


     The table above represents the Company's best estimate of its allocation of the net proceeds of this offering, based upon its current plans and current economic, industry and regulatory conditions. These estimates are subject to change based upon factors such as progress of preclinical and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patents and defending against patent infringement claims, competing technologies and market developments and the cost of manufacturing and marketing scale-up.

     If the Shares offered hereby are sold and the Company's operations progress at expected levels, the Company expects that net proceeds of this offering will allow the Company to meet its cash requirements for approximately 12 months from the date of the closing of this offering. If the Company's operations exceed or fall short of expected levels, the Company may require additional capital earlier than expected. In any event, and particularly if the Company's operations do not achieve expected levels, the Company will require substantial amounts of additional capital.

     Prior to the use of the proceeds of this offering, the Company will invest such proceeds in short-term interest-bearing instruments, such as certificates of deposit and short-term governmental obligations.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of April 30, 1995, and as adjusted to reflect the issuance and sale of the Shares offered hereby at an assumed offering price of $5.00 per share.

                                                                             APRIL 30, 1995(1)
                                                                          ACTUAL        AS ADJUSTED
Long-Term Debt                                                         $  1,500,000     $  1,500,000
Shareholders' Equity:
 Preferred Stock, Series A, $.01 par value; authorized 1,475,000
  shares; issued and outstanding 875,000 shares                           3,166,425        3,166,425
 Common Stock, $.01 par value; authorized 35,000,000 shares;
  issued and outstanding 17,145,819 shares, 19,645,819 shares as
  adjusted                                                                  171,458          196,458
 Additional Paid-in Capital                                              26,140,420       37,585,420
 Accumulated Deficit                                                    (24,215,537)     (24,215,537)
   Total Shareholders' Equity                                             5,262,766       16,732,766
    Total Capitalization                                               $  6,762,766     $ 18,232,766

(1) Excludes 6,580,576 shares of Common Stock issuable upon exercise of options and warrants outstanding at April 30, 1995.


                         MARKET PRICE FOR COMMON STOCK


     The Common Stock is traded over-the-counter on the National Association of Securities Dealers Automated Quotation ("Nasdaq") SmallCap Market System under the symbol "ANGN" and is listed on the Boston Stock Exchange under the symbol "ANI." The following table sets forth the high and low bid prices of the Common Stock from the first calendar quarter of 1992 through July 5, 1995, as reported by Nasdaq. Such information represents prices between dealers, without markup, markdown or commission, and does not necessarily represent actual transactions.


                                                    COMMON STOCK
                                                   HIGH       LOW

1995
 Third calendar quarter (through July 5, 1995)   $5.000     $4.875
 Second calendar quarter                          5.000      3.375
 First calendar quarter                           4.125      2.500
1994
 Fourth calendar quarter                         $3.250     $2.375
 Third calendar quarter                           3.125      2.000
 Second calendar quarter                          3.125      1.750
 First calendar quarter                           3.625      2.375
1993
 Fourth calendar quarter                         $2.875     $2.000
 Third calendar quarter                           3.125      2.250
 Second calendar quarter                          4.500      3.250
 First calendar quarter                           5.250      3.750
1992
 Fourth calendar quarter                         $4.250     $2.500
 Third calendar quarter                           3.375      1.875
 Second calendar quarter                          3.750      2.250
 First calendar quarter                           5.875      3.125


     For a recent bid price for the Common Stock, see the cover page to this Prospectus. As of June 30, 1995, the Common Stock was held of record by 495 persons. The Company's Common Stock is held beneficially by more than 3,200 persons.


                                DIVIDEND POLICY

     The Company has not paid dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any earnings to finance the development of its business. There can be no assurance that the Company will ever pay cash dividends.


                                    DILUTION

     The net tangible book value of the Common Stock of the Company as of April 30, 1995 (based on the unaudited financial statements included herein), was $889,747 or $0.05 per share. "Net tangible book value" per share of Common Stock represents the total tangible assets of the Company reduced by the total liabilities and convertible preferred stock of the Company and divided by the number of shares of Common Stock outstanding. Upon completion of this offering, after deducting estimated offering expenses and selling commissions and at an assumed offering price of $5.00 per share, the adjusted net tangible book value of the Common Stock of the Company as of April 30, 1995 would have been $12,359,747 or $0.63 per share. The increase in net tangible book value of $0.58 per share would be due solely to the purchase of the Shares in this offering. Purchasers in this offering will immediately incur a dilution of $4.37 per share from the $5.00 assumed offering price of the Shares sold hereby. "Dilution" is determined by subtracting net tangible book value per share after the offering from the offering price.


                            SELECTED FINANCIAL DATA

     The selected financial data presented below under the captions "Statements of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended July 31, 1994, are derived from the financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected financial data presented below for the nine-month periods ended April 30, 1995 and 1994, are derived from the unaudited financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements reflect all normal recurring adjustments necessary to present fairly the financial data for the unaudited periods described above. The financial statements as of July 31, 1994 and 1993, and for each of the years in the three-year period ended July 31, 1994, and the report thereon, are included elsewhere in this Prospectus. The results of operations of the Company for the nine-month period ended April 30, 1995 should not necessarily be taken as indicative of the results of operations that may be expected for the entire fiscal year ending July 31, 1995. Unless otherwise noted, the following discussion of financial condition and results of operations relates only to the continuing operations of the Company.

     The selected financial data should be read in conjunction with the financial statements as of July 31, 1994 and 1993, and for each of the years in the three-year period ended July 31, 1994, the related notes and the independent auditors' report, appearing elsewhere in this Prospectus.

                                                                         YEAR ENDED
                                          NINE MONTHS ENDED APRIL 30,     JULY 31,
STATEMENTS OF OPERATIONS DATA:                1995           1994           1994
Net sales                                 $         0    $         0    $         0
Research and development expenses           5,268,028      3,629,800      5,158,738
Merger expense for in-process research
 and development                                    0      1,435,124      1,450,499
General and administrative expenses         1,508,635      1,032,172      1,493,424
Loss from continuing operations            (6,673,157)    (5,768,779)    (7,675,743)
Gain on sale of discontinued
 operations                                         0              0              0
Income (loss) discontinued operations               0              0              0
Net income (loss)                          (6,673,157)    (5,768,779)    (7,675,743)
Net loss per share from continuing
 operations                                     (0.41)         (0.58)         (0.72)
Net income (loss) per share from
 discontinued operations                            0           0.03              0
Net loss per share                        $     (0.41)   $     (0.55)   $     (0.72)
Weighted average number of shares
 outstanding (1)                           16,291,900     10,519,777     10,657,311

(TABLE CONTINUED)




STATEMENTS OF OPERATIONS DATA:                 1993           1992           1991           1990
Net sales                                 $   137,982    $    77,615    $     3,030    $        0
Research and development expenses           4,485,818      2,996,845      1,175,986       300,000
Merger expense for in-process research
 and development                                    0              0              0             0
General and administrative expenses         1,353,502      1,021,078        824,516       149,206
Loss from continuing operations            (5,915,558)    (4,054,919)    (1,892,420)     (297,881)
Gain on sale of discontinued
 operations                                 3,207,120              0              0             0
Income (loss) discontinued operations               0       (106,536)       125,817       325,369
Net income (loss)                          (2,708,438)    (4,161,455)    (1,766,603)       27,488
Net loss per share from continuing
 operations                                     (0.57)         (0.41)         (0.22)        (0.04)
Net income (loss) per share from
 discontinued operations                         0.31          (0.01)          0.01          0.04
Net loss per share                        $     (0.26)   $     (0.42)   $     (0.21)   $        0
Weighted average number of shares
 outstanding (1)                           10,296,812      9,901,592      8,536,984     8,270,634

                                     AS OF APRIL 30,                                   AS OF JULY 31,
BALANCE SHEET DATA:                 1995          1994          1994          1993          1992         1991           1990
Cash and cash equivalents        $4,700,977    $  468,849   $ 2,127,358    $4,842,033    $  927,620   $1,185,759     $1,138,666
Working capital                   4,030,294       438,132    (1,175,384)    4,692,607     2,989,426    4,097,908      4,244,354
Total assets                      7,756,628     3,245,190     4,752,630     7,329,146     5,905,146    4,903,150      4,704,407
Long-term debt, less current
 installments                     1,501,917     1,504,880     1,504,187     1,513,516        76,045      117,604        448,457
Shareholders' equity
(deficit)                         5,262,766     1,071,639      (596,320)    5,207,346     4,404,409    4,544,481      4,125,014

(1) Computed on the basis described for net loss per share in Note 2 of Notes to Financial Statements.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     In September 1992, the Company completed the sale of its Angeion Medical Products ("AMP") division, an accessory products business, to the B. Braun Cardiovascular Division of Burron Medical Inc. The sale price consisted of $6.2 million cash at closing, plus a royalty of 10% and 5% of AMP product sales in fiscal 1993 and 1994, respectively. The Company's continuing operations consist of the research and development efforts of its two divisions, the Implantable Technology Division and the Interventional Technology Division. These divisions are developing medical devices to treat various types of arrhythmias (irregular heartbeats). The operations conducted by these divisions were previously conducted by the Company's two greater-than-90% owned subsidiaries, which were merged into the Company effective December 20, 1993. See Note 3 of Notes to Financial Statements.

     Unless otherwise noted, the following discussion of financial condition and results of operations relates only to the continuing operations of the Company.

RESULTS OF OPERATIONS

     NINE MONTHS ENDED APRIL 30, 1995 COMPARED TO THE NINE MONTHS ENDED APRIL 30, 1994. Research and development expenses increased from $3,629,800 in the nine months ended April 30, 1994 to $5,268,028 in the nine months ended April 30, 1995. This increase of $1,638,228 was due to an acceleration of research and development activity on the Company's ICDs. Research and development activity focused on the development of its Sentinel series which accounted for $4,530,065 of the expense for the nine months ended April 30, 1995, while the catheter ablation development activities accounted for $737,963 of the expense. Research and development expenses will continue to increase, reflecting the Company's intent to move these products through their development stages as rapidly as possible and initiate human clinical trials.

     The nine months ended April 30, 1994, included a charge of $1,435,124, representing the purchase of in-process research and development in connection with the merger of the AngeLase, Inc. and AngeMed, Inc. subsidiaries into the Company. See Note 3 of Notes to Financial Statements.

     General and administrative expenses increased from $1,032,172 in the nine months ended April 30, 1994 to $1,508,635 in the nine months ended April 30, 1995. The increase is due mainly to $132,708 of expense associated with bridge notes that were repaid or converted in the first quarter of fiscal 1995. The remaining increase is due to other financing costs and increased legal, payroll and consulting expenses.

     The net loss for the nine months ended April 30, 1995 was $6,673,157 or $0.41 per share, compared to net loss of $5,768,779 or $0.55 per share for the nine months ended April 30, 1994. The Company's aggressive research and development program and related expenses will continue to adversely impact results of operations in fiscal 1995 and 1996.

     YEAR ENDED JULY 31, 1994 COMPARED TO 1993. Net sales decreased from $137,982 in fiscal 1993 to zero in fiscal 1994. This decrease was due to the termination of a contract with the Company's only OEM customer.

     Research and development expenses increased from $4,485,818 in fiscal 1993 to $5,158,738 in fiscal 1994. This increase of $672,920 was due to an acceleration of research and development activity on its Sentinel series. Research and development activity relating to the development of the Sentinel series accounted for $3,981,905 of the expense for fiscal 1994, while the catheter ablation development activities accounted for $1,176,833 of the expense. Research and development expenses will continue to increase, reflecting the Company's intent to move these products through their development stages as rapidly as possible and initiate human clinical trials.

     During fiscal 1994, there was a charge of $1,450,499 representing the purchase of in process research and development in connection with the mergers of AngeLase, Inc. and AngeMed, Inc. into the Company. See Note 3 of Notes to Financial Statements.

     General and administrative expenses increased from $1,353,502 in fiscal 1993 to $1,493,424 in fiscal 1994. This increase was due to an increase in payroll expenses and financing expenses.

     The gain on sale of discontinued operations of $3,207,120 in fiscal 1993 resulted from the sale of the AMP division. See Note 4 of Notes to Financial Statements.

     The net loss for fiscal 1994 was $7,675,743 or $0.72 per share, compared to a net loss of $2,708,438 or $0.26 per share, for fiscal 1993, which included the gain on sale of discontinued operations.

     YEAR ENDED JULY 31, 1993 COMPARED TO 1992. Net sales increased from $77,615 in fiscal 1992 to $137,982 in fiscal 1993. This increase was due to the sale of fiberoptic catheters manufactured for an OEM customer. The contract with that OEM customer was terminated in the quarter ended January 31, 1993.

     Research and development expenses increased from $2,996,845 in fiscal 1992 to $4,485,818 in fiscal 1993. This increase of $1,488,973 was due to an acceleration of research and development activity on the Sentinel series, external temporary pacemaker and the laser catheter ablation system. In fiscal 1993, the Sentinel series and external temporary pacemaker accounted for $2,996,319 of the expense, while the laser catheter ablation system development activities accounted for $1,489,499 of the expense.

     General and administrative expenses increased from $1,021,078 in fiscal 1992 to $1,353,502 in fiscal 1993. The increase was due to non-cash compensation expense and increases in insurance expense.

     The gain on sale of discontinued operations of $3,207,120 in fiscal 1993 is described in Note 4 of Notes to Financial Statements.

     The net loss including the gain on the sale of discontinued operations for fiscal 1993 was $2,708,438, or $0.26 per share, compared to a net loss of $4,161,455, or $0.42 per share, for fiscal 1992.

FINANCIAL POSITION

     OPERATING ACTIVITIES. Net cash used in operating activities was $5,813,173 and $4,217,590 in the nine months ended April 30, 1995 and 1994, respectively. The cash used was primarily related to research and development activities of the Company's operating divisions.

     INVESTING ACTIVITIES. Net cash used in investing activities was $1,084,523 and $491,929 in the nine months ended April 30, 1995 and 1994, respectively. The Company invested $281,234 in patents during the nine months ended April 30, 1995, primarily for its Sentinel series. The Company also purchased fixed assets of $803,289 consisting primarily of computer and production equipment.

     FINANCING ACTIVITIES. Net cash provided by financing activities was $9,471,315 and $336,335 in the nine months ended April 30, 1995 and 1994, respectively. Cash was provided from proceeds of a public offering of 4.9 million shares of Common Stock and 4.9 million warrants in the nine months ended April 30, 1995. See Note 5 of Notes to Financial Statements. The public offering proceeds were offset by repayments of notes payable. See Note 4 of Notes to Financial Statements. Cash of $344,221 was provided from royalty proceeds related to the sale of the AMP division in the nine months ended April 30, 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents at April 30, 1995 were $4,700,977. The proceeds from this offering will be used for research and development, investment in capital equipment and leasehold improvements, and general corporate purposes, including working capital. See "Use of Proceeds." If the Company progresses as anticipated, of which there can be no assurance, the Company expects that the net proceeds from this offering will allow the Company to meet its cash requirements for a period of approximately 12 months after completion of this offering. To the extent that the Company's operations do not proceed as anticipated, additional funds will be needed earlier. In any event, substantial additional funds will be needed by the Company.

     In September 1994, the Company completed a public offering of 4.9 million shares of Common Stock and 4.9 million warrants (the "Warrants"). Each Warrant entitles the holder to purchase at any time up to 3:30 pm. Eastern time on March 12, 1996, the expiration date of the Warrants, one-half of a share of Common Stock at an exercise price per whole share of $4.75, subject to certain adjustments for changes in capitalization. There can be no assurance, however, that the Warrants will be exercised or that additional funds will be available from other sources on acceptable terms or at all. If the Company is unable to obtain additional funds as needed, the Company may be required to curtail significantly one or more of its research and development programs, or cease operations entirely, in which case investors in this offering could lose their entire investment.

     The Company has net operating loss carryforwards for financial reporting and federal income tax purposes of approximately $20,000,000, which can be used to offset taxable income and income taxes in future years. Sales of the Company's equity during the three fiscal years preceding this offering, along with sales of equity securities earlier in fiscal 1995 and the completion of this offering, may cause changes in ownership under Section 382 of the Internal Revenue Code of 1986, which would limit the use of the Company's net operating loss carryforwards existing as of the date of the ownership change to approximately $4,000,000 per year. Given that the Company anticipates continued losses during the next few years, it is not anticipated that this limitation will have a material adverse effect.


                                    BUSINESS

GENERAL

     Angeion Corporation is engaged in designing, developing and manufacturing two types of products to treat and potentially cure irregular heartbeats (arrhythmias). The Company's Implantable Technology Division is developing the Sentinel series of implantable cardioverter defibrillators ("ICDs"), which are designed to treat rapid heartbeats in the ventricular (or lower) chambers of the heart, a condition known as ventricular tachycardia ("VT"), and a severe form of VT known as ventricular fibrillation ("VF"). The Company believes, based upon industry analyses and attendance by management at industry meetings, that its first product, the Sentinel 2000, is the smallest and one of the most technologically advanced ICDs under development today. The Company's Interventional Technology Division is developing a radio frequency ("RF") catheter ablation system, that it believes will provide a potential cure for certain forms of atrial fibrillation (rapid heartbeats originating in the upper chambers of the heart), and a laser catheter ablation system, that it believes will provide a potential cure for certain forms of VT.

BACKGROUND AND MARKETS

     Arrhythmias, abnormal rhythms of the heart muscle, arise from numerous causes, including congenital defects, tissue damage due to previous heart attacks or atherosclerosis and certain other diseases. Arrhythmias originate in either the atria (upper two chambers of the heart) where they are generally not life-threatening, or the ventricles (the lower two chambers of the heart), where they can significantly interfere with the pumping of oxygenated blood and can therefore be life-threatening. VT occurs when the ventricles beat at an abnormally rapid rate, depriving the ventricles of sufficient time to fill with blood prior to each contraction and therefore reducing the amount of blood pumped out of the heart. As a result, tissues and organs are deprived of the oxygen carried by the blood, causing dizziness, unconsciousness, cardiac arrest and possibly death.

     Episodes of VT occur unpredictably and tend to become more serious over time. VT can progress to the most serious type of cardiac arrhythmia, ventricular fibrillation ("VF"). In VF, the heart's normal electrical impulses become disorganized and erratic. Unlike VT, where the heart continues to contract in an organized fashion though at an abnormally high rate, in VF the heart ceases to pump blood through the body. If VF is not terminated quickly, the individual will experience a sudden cardiac death ("SCD") episode resulting in unconsciousness due to the heart's failure to pump oxygenated blood to the body's tissues and organs. Without prompt medical intervention, the individual typically will die.

     Industry analysts estimate that in excess of 1.4 million people in the U.S. have some form of VT and that more than 450,000 people die from SCD episodes each year. It is estimated that approximately 100,000 people survive SCD episodes each year and that approximately 150,000 people are diagnosed each year with sustained chronic VT. These individuals are considered to have a very high risk of experiencing a SCD episode. Current treatments for VT consist primarily of medication, ICDs and open heart surgery.

     IMPLANTABLE CARDIOVERTER DEFIBRILLATORS. The Company believes that the most effective treatment for individuals at risk of experiencing an SCD episode, in light of currently available technology, is an ICD. The ICD and lead market has grown from approximately $160 million in 1990 to approximately $530 million in 1994, representing a compounded annual growth rate of approximately 35%. By 1996, the worldwide ICD market is expected to reach $830 million per year. The ICD and lead market is further expected to grow by at least 20% to 25% per year to reach in excess of $1 billion per year by the end of the decade. The Company believes this growth rate is attributable to a number of factors, including (i) the expansion of the indications for use of an ICD, (ii) less invasive surgical procedures for implanting the device as a result of transvenous leads and pectoral implant capability, (iii) the poor performance of drug therapy and (iv) the increasing survival rate for SCD episodes.

     An ICD is an electronic device that is permanently implanted in the patient, typically in the patient's abdomen, and is connected to the heart with defibrillation leads and sensing/pacing leads. The ICD is designed to monitor the patient's heartbeat and, in the event of VT or VF, to deliver electric pulses or shocks to the heart to terminate the VT or VF. Early ICD devices delivered primarily high-energy shocks that were both painful to the patient, provided more energy than needed to treat the VT or VF and had short life spans, requiring replacement every two or three years. The limitations of these early devices led to the development of more sophisticated devices which are currently on the market today and which are characterized by (i) tiered therapy (electrical shocks of varying intensity depending on the type and severity of the arrhythmia), (ii) programmability (allows the physician to customize therapy to the patient's condition both before and, more importantly, after implant),
(iii) improved transvenous lead systems (allows implantation of the lead through a vein so that open chest surgery is not required), (iv) electrogram storage capability (storage of intracardiac EKGs), (v) a biphasic waveform (an electrical shock of alternating polarity), and (vi) limited pectoral implant capability.

     CATHETER ABLATION. Catheter ablation is an emerging therapeutic procedure that, in many cases, offers the curative benefit of surgery but has the advantages of being a minimally invasive procedure that exposes the patient to a lower risk of complications or death, generally involves hospitalization of only one or two days and is much less expensive than open chest surgery. In catheter ablation procedures, a special electrophysiological mapping catheter is guided through an artery or vein into the patient's heart and to the site of the arrhythmogenic tissue (oxygen deprived heart tissue and areas of scar tissue resulting from sustained VT which conduct electrical impulses more slowly than normal tissue and increase the risk of occurrence of an arrhythmia). The mapping catheter identifies the specific site(s) of electrical malfunction. A catheter attached to an energy source is then used to transmit energy from an external source into the arrhythmogenic tissue in an amount sufficient to thermally damage tissue. The ablated tissue is replaced with scar tissue, the pathway generating the conflicting electrical impulse is thereby eliminated and the normal conduction of electrical activity is restored.

     The market for catheter ablation devices in the treatment of tachyarrhythmias is much less defined, and in a much earlier stage of development, than the ICD market. As a result of certain deficiencies in available electrophysiologic mapping technology, the potential growth of the catheter ablation market depends upon the condition to be treated. The use of catheters utilizing RF energy, for the treatment of supraventricular tachycardia ("SVT"), is growing quickly because atrial ablation sites are easily accessible using current catheter technology and the RF energy is able to penetrate the thinner tissue of the atria. The Company believes a more significant market potential for laser catheter ablation devices, however, is in the treatment of VT. The market for VT is supported by the same patient population for whom drug therapy is not an acceptable treatment regimen. While not well defined, the Company believes that the potential market for VT catheter ablation could equal the market for ICD devices since (i) catheter ablation offers a potential cure for certain forms of VT rather than simply managing the symptoms of VT, and (ii) catheter ablation offers a minimally invasive procedure similar to angioplasty.

PRODUCTS

     IMPLANTABLE CARDIOVERTER DEFIBRILLATOR SYSTEM. The Company's Sentinel series system consists of an ICD, a specialized computer programmer connected to a programming wand (smart wand) via the serial port, an external defibrillation test system and transvenous leads which connect the ICD to the patient's heart.

     The Sentinel series offers certain advantages over ICDs currently in human clinical trials or market approved, including the following:

     * REDUCED SIZE AND WEIGHT. The Company believes that its Sentinel ICD products are the smallest ICDs under development (approximately 60 cubic centimeters and weighing approximately 110 grams), thereby increasing patient comfort and simplifying implantation procedures. The reduced size allows for universal pectoral implant capability. Pectoral implantation, in combination with transvenous leads, eliminates the need for abdominal surgery and/or a thoracotomy (a complex and difficult surgical procedure involving the opening of the chest wall), thereby reducing patient recovery time and hospitalization costs.

     * SMALL CAP BIPHASIC WAVEFORM. The Company believes that its proprietary waveform is more efficient than competitive waveforms. The Sentinel series delivers electrical shocks to the patient in a monophasic or biphasic waveform. A monophasic waveform has only positive or negative polarity in each pulse of electrical current. In contrast, a biphasic waveform reverses the polarity of the electrical current during each pulse. The Company's Small Cap(tm) biphasic waveform lowers defibrillation energy thresholds by delivering energy at a higher average current and in a shorter time than competing biphasic waveforms for ICDs currently market approved.

     * HOT CAN ELECTRODE SYSTEM. The Company's Hot Can electrode system utilizes the Sentinel housing as an efficient electrode which the physician can program on and off. The ability to program the electrode on or off allows for either an abdominal or pectoral implant, unlike certain other ICDs currently in human clinical trials or market approved.

     * DUAL BATTERY. The Sentinel series dual battery system increases the life of the device by as much as 40% compared to current devices in the market. The ICDs currently in the market are powered by a single battery, which provides the energy for both continuously monitoring the heart's activity and delivering the shock to cardiovert or defibrillate the heart. The Company's proprietary dual battery system in the Sentinel series allows a higher energy density battery to monitor continuously the heart's activity while a second high power battery is available solely to deliver the shock necessary to cardiovert or defibrillate the heart. The dual battery system increases the potential lifetime of the device from five years, as is the case with current generation devices, to up to seven years depending on the number of shocks delivered.

     * ENERGY STEERING DELIVERY SYSTEM. Energy Steering delivery system, a new feature developed by the Company which is not offered by competitors, allows the Sentinel series to increase energy efficiency by directing the electrical current emitted by the ICD more uniformly throughout the heart, thereby requiring less energy to defibrillate the heart. In conjunction with the dual battery system, this feature will add to the longevity of the device.

     * SPECIAL ALGORITHMS. The Company's Sentinel 2000 uses a sophisticated sensing system and a complex set of special algorithms to monitor continuously the patient's heart rate and to discriminate more effectively between VT, VF and SVT.

     In addition to the features found in the Sentinel 2000, the Sentinel 2001 will have electrogram storage capabilities and is expected to have enhanced VT, VF and SVT discrimination capabilities. The Company is also developing a patient follow-up interrogator and fax transmitter for the Sentinel 2001. The patient interrogator is a small handheld device that will be used by the patient to check the ICD memory on demand. The interrogator will evaluate the data from the ICD and give the patient a brief message as to recent device activity. This information can then be relayed to the physician via telephone or, with an optional fax transmitter, the data can be sent to the physician in a more detailed form. See "Business -- Research and Development."

     The Sentinel series system is designed for simplicity, efficiency, ease of use and mobility. The programmer is capable of both transmitting to and receiving data from the device through a smart wand. The defibrillation test system is used in conjunction with the specialized computer/programmer at the time of implant to emulate the ICD in order to test and appropriately program the patient's defibrillation thresholds before actual implant.

     The Company is also developing several models of transvenous leads for the Sentinel series. One model, the AngeFlex dual transvenous lead system, is currently undergoing preclinical testing and is expected to enter human clinical trials in the second half of calendar 1995. The Company also expects to begin testing the AngeFlex single pass transvenous lead system in the second half of calendar 1995. Certain leads manufactured by competitors are also under preclinical evaluation to demonstrate compatibility with the Sentinel series.

     In January 1995, the first fully functional model of the Sentinel 2000 was successfully implanted in two human patients as part of a limited clinical trial in Bonn, Germany. Follow-up evaluations of the two patients has confirmed that the Sentinel 2000 is performing as anticipated. Additional clinical testing of the device outside of the U.S. is currently expected to allow the Company to generate limited clinical sales of the Sentinel 2000 system in calendar 1995.

     The Company intends to file its IDE with the FDA in the second half of calendar 1995. There can be no assurance, however, that the Company will be able to meet this filing schedule. See "Risk Factors -- Governmental Regulations." The Company will conduct human clinical trials of the Sentinel 2000 in the U.S. at such time as approval of its IDE is obtained, although there is no assurance that the Company's IDE will be approved on a timely basis or at all. See "Business -- Government Regulation."

     The Company expects that the first human implant of the Sentinel 2001 outside of the U.S. will be performed during mid-calendar 1996, as an expansion of the Sentinel 2000 clinical testing. There can be no assurance, however, that the Company will be able to meet this development schedule. See "Risk Factors -- Governmental Regulation" and " -- Need for Additional Financing."

     CATHETER ABLATION SYSTEMS. The Company is developing two catheter-based systems for nonsurgical, percutaneous elimination of various forms of cardiac arrhythmias: an RF catheter ablation system and a laser catheter ablation system. The Company is also developing a steerable guide/mapping catheter that can be used in conjunction with both its RF and laser catheter ablation systems.

     RF Catheter Ablation System. The Company's RF catheter ablation system consists of the Company's proprietary single use, disposable catheter coupled to a standard RF generator. Additional support devices are supplied by the hospital. The Company believes that its RF catheter is a major improvement over the RF catheters currently in use. The effectiveness of these existing catheters is hindered by blood coagulation on overheated catheter electrodes. To address this problem, the Company's RF catheter uses a porous metal tip electrode. During RF energy delivery, irrigation fluid flows through the catheter and is forced through the pores in the tip. The flushing fluid cools, purges and insulates the electrode from blood contact and thereby minimizes blood coagulation on the catheter tip while maximizing lesion size. A patent covering the Company's porous tip RF catheter ablation system has recently been allowed.

     The Company has completed preclinical studies with respect to its RF catheter ablation system at the Enders Pediatric Research Center in Boston. These studies demonstrated the viability of the cool tip RF catheter for the treatment of SVT. The Company currently expects to file for an IDE in the second half of calendar 1995.

     Laser Catheter Ablation System. The Company's laser catheter ablation system is targeted at the VT market. Laser energy appears to produce, with minimal trauma, lesions of a size and depth most likely to achieve consistently favorable results in the ventricle.

     The Company has completed IDE feasibility studies that have demonstrated the laser catheter's ability to desiccate heart tissue thermally, thereby relieving symptoms of obstructive hypertrophic cardiomyopathy, and to eliminate successfully a patient's VT in an open chest procedure. Currently, the Company is conducting a feasibility study to demonstrate the ability of the Company's laser catheter to eliminate VT through a percutaneous procedure, and the Company has received an IDE permitting the Company to conduct up to 15 human clinical procedures at two medical centers.

     To date, the Company has treated 11 patients in the U.S. and Germany with its laser catheter ablation system. Of the 11 patients treated, 7 were treated with the Company's steerable guide/mapping catheter (see below) with 5 patients successfully treated.

     Steerable Guide/Mapping Catheter. The Company has also developed a steerable guide/mapping catheter that allows local mapping and accurate, flexible positioning of the ablation catheter at the proper site. This steerable guide/mapping catheter can be used with both the Company's RF and laser catheter ablation systems.

     The steerable guide/mapping catheter has been studied in preclinical trials and has been approved by the FDA for use in connection with the Company's laser catheter human clinical trials. Early indications are that this steerable catheter will allow a physician to position the ablation catheter more accurately within the ventricle.

     Since December 1993, the Company has allocated the majority of its resources to its Implantable Technology Division, which the Company views as a rapidly growing existing market with significant near-term potential. Although the catheter ablation market shows substantial promise with significant business potential as an emerging alternative treatment for arrhythmias, the Company's resources, even after completion of this offering, preclude it from aggressively pursuing both the ICD and catheter ablation markets simultaneously. As a result, the Company is actively pursuing a strategic alliance to accelerate the continued development and commercialization of the Company's catheter ablation products and technologies.

     Late in calendar 1994, the Company also made the decision to focus its interventional technology resources on the development of its RF catheter ablation system. The market for atrial RF catheter ablation already exists and therefore provides greater near-term potential, while the market for VT ablation is still developing.

COMPETITION

     IMPLANTABLE CARDIOVERTER DEFIBRILLATORS. Competition in the ICD market is intense and most of the Company's primary competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than those of the Company. While antiarrhythmic drugs and cardiac ablation therapies (like the Company's laser catheter ablation system) compete in this same market, other manufacturers of ICD devices have claimed a significant share of the market and are believed to be the Company's primary competitors. Three companies (Medtronic, Inc. ("Medtronic"), Cardiac Pacemakers, Inc. ("CPI"), a division of Guidant Corporation and Ventritex, Inc. ("Ventritex")) currently have PMA-approved products in the ICD market and control virtually all of that market today.

     CPI was the first company to capitalize on the market potential of implantable defibrillators. In August 1985, the FDA approved CPI's first commercial defibrillator to be marketed in the U.S. CPI received PMA approval for its Ventak PRxIII ICD in May 1995 and filed a PMA application in June 1995 to begin marketing a smaller version of the Ventak PRxIII called the Mini. Medtronic received PMA approval for its PCD in February 1993 and for its Jewel PCD 7219D, widely believed to be the most advanced FDA market-approved ICD, in March 1995. Ventritex received PMA approval for its Cadence ICD in April 1993 and filed a PMA application in June 1995 to begin marketing a smaller version of the Cadence called the Cadet. Intermedics, Inc. and Telectronics, Inc. also have ICD products of their own in clinical trials.

     The Company believes, based upon industry analyses and attendance by management at industry meetings, that its first product, the Sentinel 2000 is the smallest and one of the most technologically advanced ICDs currently under development. Competitors of the Company, however, many of whom have greater financial and technical resources than the Company, are developing and conducting human clinical trials of ICDs with certain similar features. See "Risk Factors -- Governmental Regulation."

     Any product developed by the Company that gains regulatory approval will have to compete for market acceptance and market share. See "Risk Factors
- -Market Acceptance." The timing of market introduction of competitive products could adversely affect the competitiveness of the Company's products. Accordingly, the relative speed with which the Company can develop products, complete clinical testing and the regulatory approval process and supply commercial quantities of the product to the market are expected to be important competitive factors. See "Risk Factors -- Limited Manufacturing or Marketing Experience." The Company expects that competition will also be based on the availability of defibrillation leads that can be implanted through less invasive surgical procedures, ease of programmability, ability to provide diagnostic capability, size and weight of the device, product reliability, physician familiarity with the device, patent protection, sales and marketing capability, third-party reimbursement policies, reputation and price.

     CATHETER ABLATION. Although catheter ablation offers a potential cure, rather than a treatment, of VT, catheter ablation technologies must nonetheless compete with drug therapy, open heart surgery and ICDs. While drug therapy has in the past experienced limited effectiveness and adverse side effects, new drugs currently under development may offer the potential of improved treatment outcomes. Catheter ablation does not currently compete, to a significant extent, with ICDs since catheter ablation is currently used as a treatment for SVT rather than for VT. As ablation products evolve and demonstrate efficacy in the treatment of VT, the Company believes that ablation will increasingly compete with the ICD market.

     Competition in the current catheter ablation market includes C.R. Bard, Inc., Cordis Corp. (which purchased Webster Laboratories, Inc.), Boston Scientific Corporation, Medtronic, EP Technologies, Inc., and Electro Catheter Corporation. These companies are primarily involved in the treatment of SVT with RF energy-based catheters. RF catheters are not currently considered effective treatments relating to the ventricle, however, certain of such companies are experimenting with the use of RF energy, as well as other forms of energy, in the ventricle.

MANUFACTURING

     Pursuant to the OEM Agreement, the Company has the right to manufacture the products it sells to Pacesetter so long as the Company fulfills all product quantity, quality and specification requirements. If the Company fails to fulfill these requirements, Pacesetter may elect to manufacture the Company's first commercially available defibrillator and laser catheter products and pay the Company an agreed upon royalty. Even if the Company has fulfilled all product quantity, quality and specification requirements, Pacesetter may elect to manufacture up to 50% of Pacesetter's aggregate product requirements but will be required to pay to the Company a payment that approximates the net margin on the products had the Company manufactured the products and sold them to Pacesetter.

     In light of the OEM Agreement and in recognition of the late stage of development of the Company's Sentinel 2000 ICD, the Company has recently devoted substantial time and resources to its manufacturing capability. In the first half of calendar 1995, the Company developed a dedicated manufacturing organization with the capability to satisfy its product requirements for the next 18 to 24 months. In October 1994, the Company hired a Vice President of Operations to lead the development of the Company's manufacturing capability. This individual has extensive medical device manufacturing experience, including direct experience in implantable defibrillator manufacturing. During the spring of 1995, the Vice President of Operations sought, among other things, to define the Company's manufacturing strategy and organizational and facility needs.

     The Company's manufacturing strategy is to use outside component suppliers and process vendors whenever possible. Use of outside sources minimizes facility and equipment investment at a time when the Company is producing product at low volumes. Key high quality component suppliers have been identified for all components in the Sentinel 2000. The Company has verified that the component suppliers have high volume capabilities which can meet an increasing product demand. The key process vendors identified and utilized by the Company provide laser welding, electronic assembly, sterilization, and other process requirements. In addition, the Company has contracted with a manufacturer in Scotland that will be responsible for final assembly, testing, packaging, sterilization and labeling of its ICDs and associated external products for use in the Company's international clinical trials.

     The Company has defined its organizational needs for all manufacturing functions and has hired experienced personnel to perform these functions. As of June 30, 1995, the manufacturing organization employed 22 people with the required specialized skills in engineering, production, testing, materials management and quality assurance. The Company is currently in the process of hiring and training production operators to meet expected monthly production demand through the next 18 to 24 months. The Company has defined its manufacturing facility needs and capital equipment requirements. In the spring of 1995, the Company completed the renovation of its production facility, resulting in expansion and definition of specific locations for material receiving, electronic board assembly, test and inspection, and final assembly operations. The current facility and organization is estimated to be adequate to satisfy the Company's implantable defibrillator product needs for the next 18 to 24 months.

     The Company is currently producing implantable defibrillator products to meet preclinical and clinical requirements. Engineering, prototype, and pilot builds have been completed and the Company has documented and validated its key ICD manufacturing processes. In addition, the Company intends to receive ISO 9002 certification by the end of calendar year 1995. This certification, which relates to manufacturing quality standards, in conjunction with the Company's clinical trials and testing data, will be used in the Company's application for CE mark approval.

     The Company's efforts to define and establish its manufacturing strategy and capability have been predominantly focused on its ICD products. The Company currently has limited manufacturing capability to produce the products needed to support its catheter ablation clinical studies. Currently, these needs are being defined, and a plan is under development regarding how the Company will provide production capability to the Company's Interventional Technology Division. It is anticipated that the Company can generate this capability within the constraints of the current facility and organization, but failure to provide manufacturing capability for the catheter ablation products could cause a delay in the catheter ablation program.

     Manufacturing ability is a key element that the Company must have in place to ensure success in its ICD and catheter ablation clinical trials and the expanded laser catheter clinical trials. Failure to produce products in a timely manner could cause a delay in the market release of such products, and could result in the failure of the Company to meet Pacesetter's product requirements, resulting in a royalty from Pacesetter that is lower than the transfer price the Company would have received. See "Risk Factors -- Limited Manufacturing or Marketing Experience."

SALES AND MARKETING

     The Company intends to utilize a dual approach to marketing and distribution of its ICD and catheter ablation products on a worldwide basis.

     Under the first approach, the Company will directly market and sell its products under its own label through its own sales force or through independent sales representatives or distributors, provided that under the OEM Agreement with Pacesetter such independent sales representatives or distributors may not also sell ICDs or laser catheter products that are manufactured by other companies. In addition, the Company may not market and sell products under its own label until it has satisfied all of Pacesetter's quantity requirements for such products. On June 6, 1995, the Company entered into a distribution agreement with C. Nicolai GmbH & Co. KG to market and distribute the Company's Sentinel products in Germany. The Company is currently negotiating with distributors in Italy and the United Kingdom for such markets, and anticipates initiating discussions with other independent sales representatives or distributors for other countries.

     To coordinate and effectuate the Company's sales and marketing efforts, the Company intends to hire a Vice President of Sales and Marketing in the second half of calendar 1995. This person will have extensive experience in marketing medical devices as well as direct defibrillator product experience. The Vice President of Sales and Marketing will be responsible for developing and implementing a strategic plan for worldwide sales and marketing of the Company's products.

     Under the second approach, the Company will sell its products through Pacesetter under the terms and conditions of the OEM Agreement. Pursuant to this agreement, Pacesetter was granted worldwide marketing and distribution rights, on a co-exclusive basis with the Company, to all defibrillator and laser catheter products that are first commercially marketed within two years of the first commercial sales of defibrillator and laser catheter products, as the case may be, incorporating certain features. With respect to defibrillator products, it is anticipated that commercial marketing of the Sentinel 2001 will begin this two-year period. This co-exclusive marketing period will continue for at least seven years, and thereafter will be contingent upon certain defined minimum product purchases by Pacesetter and its affiliates. Pacesetter's marketing rights will continue on a non-exclusive basis in the event that the exclusive period terminates. The Company believes that the worldwide OEM marketing capability of Pacesetter will be of significant value in establishing market presence for the Company's products.

RESEARCH AND DEVELOPMENT

     Research and development expenditures for continuing operations were $5,158,738, $4,485,818 and $2,996,845 in fiscal 1994, 1993 and 1992, respectively. Research and development expenditures for the nine months ended April 30, 1995 were $5,268,028. The Company's research and development is primarily directed at the development of its existing products and the clinical trials relating to such products. Approximately 75%, 89% and 70% of the Company research and development expenditures in fiscal 1994, 1993 and 1992, respectively, were directly attributable to the Implantable Technology Division, most of which was spent on the Sentinel series. Approximately 86% of the Company's research and development expenditures in the nine months ended April 30, 1995 was directly attributable to the Sentinel series.

     In addition to the Sentinel 2000, the Company's ICD research and development expenditures relate to the development of the Sentinel 2001 and the Sentinel 2010. In addition to the features found in the Sentinel 2000, the Sentinel 2001 will have electrogram storage capabilities, enhanced VT, VF and SVT discrimination capability, a patient interrogator, a patient data fax transmitter and telephonic interrogation capabilities. The Sentinel 2010 is expected to possess the following additional features: (i) smaller size and weight; (ii) lower defibrillation energy threshold waveform; (iii) pulse pretreatment threshold lowering therapy; (iv) new anti-tachyarrhythmia pacing therapy; (v) dual chamber pacing; and (vi) atrial defibrillation capability. Patent applications have been filed or are in process for a number of the features of the Company's Sentinel 2001 and 2010.

THIRD PARTY REIMBURSEMENT

     The Company's ability to commercialize its products successfully in the United States will depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities (such as HCFA which determines Medicare reimbursement levels), private health insurers, health maintenance organizations and other third-party payors. Payors are increasingly challenging the prices of medical products and services. Payors may deny reimbursement for procedures which they deem experimental or for devices that are used for other than FDA-approved indications. Currently, HCFA is not allowing Medicare reimbursement for products and related procedures that have not received FDA approval and certain private third-party payors have also begun denying such reimbursement. Although there is legislation currently pending in Congress that would address certain of these HCFA reimbursement issues, there can be no assurance that such legislation will be passed. Even if the Company obtains a PMA for the laser catheter ablation system, some payors may deny coverage until the device and related procedures become generally accepted by the medical profession. The inability of hospitals and other providers to obtain reimbursement from third-party payors for the Company's products would have a material adverse effect on the Company's business, financial condition and results of operations. The Company expects that there will be continued pressure on cost-containment throughout the United States health care system. This pressure could adversely affect the amount the Company is able to charge for its products. See "Risk Factors -Dependence on Third Party Reimbursement; Uncertainty of Health Care Reform."

     Fees for physicians' and surgeons' services are paid by Medicare and certain other payors on the basis of what they have historically charged for their services. Beginning in 1992, Medicare payments to physicians and surgeons began shifting, over the course of a five-year period, to a fee scale based on the relative value of the services rendered. This fee scale may reduce the amount of fees paid to physicians who perform defibrillator implants. Other payors may adopt similar payment methods for surgical services. At this time, the Company is unable to determine whether any such limitations on physicians' fees could adversely affect the Company's business.

GOVERNMENT REGULATION

     The Company's products are all classified as medical devices by the Food, Drug and Cosmetic Act (the "FDC Act"), and as such, are subject to regulation and supervision by the FDA, and to regulation by foreign governmental authorities. As such, these medical devices are subject to ongoing controls and regulations, including registration by the manufacturer, compliance with established manufacturing practices, device tracking, record-keeping, advertising, packaging and compliance to standards. Comparable agencies in certain states and foreign countries also regulate the Company's activities. The Company's products are subject to recall at any time by the FDA or the Company if it appears that use of the products could result in unwarranted health risks.

     All medical devices intended for human use that are to be marketed in the United States are placed into one of three regulatory classifications, depending on the degree of regulatory control to which the device will be subject. Class III devices, which include life support and life sustaining devices or implants, are subject to the most stringent controls and require FDA approval prior to marketing. The Company's ICD products and its catheter ablation systems are classified as Class III devices.

     FDA requirements for both the Company's ICD and catheter ablation products involve obtaining formal FDA premarket approval. The first stage of obtaining formal FDA premarket approval is submission of an application for an investigational device exemption ("IDE"). The IDE permits clinical evaluations of products on human subjects under controlled experimental conditions by designated qualified medical institutions. To obtain an IDE, approval of the investigational plan for the applicable system is required from the institutional review board within each participating medical institution as well as from the FDA.

     The second stage of formal FDA premarket approval is the Pre-Market Approval ("PMA") application. The PMA, which is submitted after clinical evaluations are completed under the IDE, is a comprehensive report of all data and information obtained by the applicant throughout the product's development and testing. The FDA will grant a PMA if it finds that the safety and effectiveness of the product have been sufficiently demonstrated and that the product complies with all applicable regulations and standards. The FDA may require further clinical evaluation of the product, terminate the clinical trials, grant premarket approval but restrict the number of devices distributed, or require additional patient follow-up for an indefinite period of time. There can be no assurance that the Company will be successful in obtaining IDEs or expanded IDEs for its products or that the company will be successful in obtaining a PMA for such products, which is necessary to market Company's products commercially in the U.S., in a timely manner, or at all. Delays in obtaining marketing approvals and clearances in the U.S. could have significant adverse consequences on the Company and its operations.

     The Company is required to and does keep detailed records relating both to its maintenance of good manufacturing practices and to defective products and complaints about its products. The FDA has authority to inspect the Company's facilities to assure compliance with the FDC Act and regulations thereunder.

     Many foreign countries have similar regulatory requirements concerning the marketing of new medical devices. In January 1995, the Active Implantable Medical Device Directive ("AIMD") was fully implemented in the EC. Prior to the enactment of the AIMD, the foreign regulatory requirements varied widely from country to country. Under the AIMD, the EC regulatory requirements are expected to be more consistent. The time required to obtain approvals required by foreign countries may be longer or shorter than that required for FDA approval and requirements for licensing may differ from FDA requirements. The Company is also subject to certain FDA regulations governing manufacturing practices, packaging and labelling. Further, the FDA regulates the export of medical devices that have not been approved or cleared for marketing in the United States. Prior to commencement of sales outside the U.S., the Company will be required either to obtain export approval from the FDA or to establish a manufacturing capacity or expand its contract manufacturing capabilities abroad. See "Business -- Manufacturing."

     The Company has initiated limited human clinical trials of the Sentinel 2000 in Germany. Initial regulatory documents and requests to conduct human clinical trials in Italy were filed in the second half of calendar 1994 and in the United Kingdom in the first half of calendar 1995. The Company is currently scheduled to complete these international documents and file for expanded clinical trials in Germany during the second half of calendar 1995. Under the AIMD, the Company is subject to "prior notice" of intent to conduct clinical trials in the EC. This process, similar to the FDA IDE process, requires regulatory documents and test information to be submitted to the governmental agency, known as the Competent Authority, of each country in which the Company intends to conduct clinical trials. The Company is in the process of complying with these regulatory requirements with the necessary Competent Authorities. Upon completion of these clinical trial requirements, the Company will file for a CE mark, approval of which is required before the Company can commence commercial marketing of its products in the EC. There can be no assurance, however, that the Company will be allowed to conduct additional human clinical trials of the Sentinel 2000 in Europe or that the Company will obtain CE mark approval, on a timely basis or at all. The Company has contracted with a manufacturer in Scotland to perform final assembly of its products for use in clinical trials in Europe, and this facility has received ISO 9002 certification.

INTELLECTUAL PROPERTY

     The Company believes strongly in protecting its intellectual property and intends to undertake efforts to obtain patents, when available, in connection with its research and product development programs. As of June 30, 1995, the Company has 43 U.S. issued patents and 16 U.S. patents which have been allowed but have not yet issued, relating to its research and development products. These patents cover various features and technologies. With payment of maintenance fees, the Company's patents will begin to expire in the year 2008. As of June 30, 1995, the Company also had 34 U.S. patent applications pending, 17 foreign patent applications pending, and 13 U.S. patent applications in preparation with respect to its research and development products. There can be no assurance, however, that any patents held by the Company will be valid or otherwise of value to the Company or that any patent applied for will be granted.

     There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry, particularly in the ICD market. To date, many patent and intellectual property disputes in the medical device area have been settled through licensing or similar arrangements. In contemplation of such an environment, the Company has developed a strategy of expanding its patent portfolio in those areas where the Company believes litigation is most likely to develop in the ICD market, and where the Company has proven expertise, including defibrillation waveforms, electrode systems, additional therapies, reduced size and increased device lifetime. While no assurance can be given that the Company's strategy will be effective or that the Company's patents in these areas are valid or will be of value in potential negotiations with third parties, the Company continues to pursue patents in those areas which it has identified as critical to ICD development. See "Risk Factors -- Intellectual Property Protection" and " -- Pacesetter Relationship."

     The Company also relies on trade secrets and proprietary know-how. The Company typically requires its key technical employees and consultants to agree in writing to keep its proprietary information confidential and, within certain limitations, to assign all inventions relating to the Company's business to the Company.

     The Company acquired the technology for its continuous-wave laser catheter system from Dr. Jeffrey Isner and Dr. Richard Clark in 1989. Pursuant to the assignment agreement, the Company agreed to pay Dr. Isner and Dr. Clark a royalty of 5% on sales of patented products incorporating this technology for the life of any patent on this technology. Additionally, in exchange for Dr. Svenson's efforts in connection with the laser catheter ablation system, the Company has agreed to pay Dr. Svenson and Carolinas Medical Center a royalty, when certain conditions are met, of 2% and 3%, respectively, on all paid sales of the Company's laser catheter ablation products.

     Pursuant to the License Agreement, the Company and Pacesetter have agreed to cross license certain of their patents and patent applications. Under this agreement, Pacesetter grants the Company certain non-exclusive rights to certain patents and patent applications relating to Pacesetter's defibrillator products as well as to manufacturing improvements made by Pacesetter with respect to the Company's defibrillator products. With respect to the Company's defibrillator products, the License Agreement divides the Company's patents and patent applications into two categories: a first category for which the License Agreement, on its face, grants certain exclusive rights, and a second category for which the License Agreement grants certain non-exclusive rights. The License Agreement also grants certain non-exclusive rights to the Company's laser catheter patents and patent applications. Since the time of the License Agreement, the Company has prepared and filed new patent applications relating to future defibrillator products of the Company which are not within the scope of the License Agreement, and the Company intends to continue to prepare and file such additional patent applications in the future.

     The License Agreement, on its face, also grants Pacesetter a conditional right to sublicense the first category of patents to as many as three separate parties, provided that the Company receives the same patent rights from the sublicensee as Pacesetter receives (or that Pacesetter uses its best efforts to secure such similar rights for the Company if, in the particular sublicensing transaction, Pacesetter also licenses 20 or more of its own patents or patent applications). The License Agreement provides that the Company always has the right to sublicense its patents and patent applications to third parties to avoid or settle a pending patent infringement lawsuit, provided that during the purported exclusive period the Company obtains for Pacesetter as part of any such settlement the same rights and benefits received by the Company with respect to any patents that are required or useful to Pacesetter in manufacturing and marketing the Company's products.

EMPLOYEES

     As of June 30, 1995, the Company had 87 full-time employees, including 8 engaged in administration, 22 in manufacturing and 57 in research and development. There are no unions representing the Company's employees. The Company believes that its relations with its employees are good. There are no pending or threatened labor or material employment disputes or work interruptions.

FACILITIES

     The Company leases approximately 25,000 square feet of office and manufacturing space in the Plymouth Business Center I Complex, located in Plymouth, Minnesota. This space serves as the Company's corporate headquarters, as well as the research and development and manufacturing facilities for the ICD and catheter ablation systems programs. Rent payments under the lease are approximately $229,000 per year, including shared real estate taxes and operating expenses. The current lease agreement extends through December 31, 1997. The Company's current space may not be adequate to satisfy the needs of the Company through the end of the lease. The Company believes, however, it will be able to secure additional or alternative space at a reasonable price when needed.


                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of the Company and their ages as of June 30, 1995 are as follows:

NAME                         AGE                    TITLE
Whitney A. McFarlin           54   Chairman, Chief Executive Officer and President

David L. Christofferson       58   Vice President, Chief Financial Officer and Secretary

Robert S. Garin               52   Vice President, Human Resources

Mark W. Kroll, Ph.D.          42   Vice President, Research and Product Planning

Jennifer M. Marrone           39   Vice President, Regulatory and Clinical Affairs

Gary Payment                  52   Vice President, Operations

William J. Rissmann           45   Vice President, Engineering

Arnold A. Angeloni            53   Director

Dennis E. Evans               56   Director

Sally E. Howard               59   Director

Lyle D. Joyce, M.D., Ph.D.    47   Director

Joseph C. Kiser, M.D.         62   Director

Glen Taylor                   54   Director


     WHITNEY A. MCFARLIN has been President, Chief Executive Officer and Chairman of the Board of the Company since September 15, 1993. From June 1990 to September 1993, Mr. McFarlin was President, Chief Executive Officer, Chairman of the Board and a founder of Clarus Medical Systems, Inc., a private medical device company manufacturing products for the orthopedic surgical market ("Clarus"). Prior to founding Clarus, Mr. McFarlin was President and Chief Executive Officer of Everest & Jennings International, Ltd., a manufacturer of durable medical equipment from June 1985 to May 1990. From December 1977 to May 1985, Mr. McFarlin was an officer of Medtronic, a leading pacemaker manufacturer, most recently as Executive Vice President where he was responsible for the U.S. pacing business. He serves on the Board of Directors of several corporations, including Clarus, Zero Corp. and PSICOR, Inc.

     DAVID L. CHRISTOFFERSON joined the Company as Vice President and Chief Financial Officer in January 1991. From April 1988 to December 1990, he was a Division Manager for Excel Office Products ("Excel"). From 1987 through 1989, he was Chief Financial Officer and Chairman of Medical Wellness Technologies, Inc., a distributor of pain control devices. In 1986, Mr. Christofferson founded Excel, which was acquired in 1988 by General Office Products Company. Prior to that, Mr. Christofferson was employed by Medtronic for over 13 years in various management positions, most recently as Director of Finance and Administration for the Drug Administration Devices and Systems Division.

     ROBERT S. GARIN joined the Company as Vice President of Human Resources in January 1995. Prior to joining the Company, Mr. Garin served as a management consultant to the Company. From 1985 through 1993, Mr. Garin was a partner in Garin and Associates, a management and human resources consulting firm. From 1971 to 1985, Mr. Garin was employed by Medtronic in various positions including Director of Lead Operations and Director of Human Resources for Latin American Manufacturing and Sales Operations. From 1973 to 1981, Mr. Garin served as Director of Human Resources for Micro-Rel, Inc., a medical semi-conductor subsidiary of Medtronic.

     MARK W. KROLL, PH.D. joined the Company in 1991 as Director of Research and Development and is now Vice President of Research and Product Planning. Prior to joining the Company, Dr. Kroll was Vice President of Research and Development of Vital Heart Systems, formerly called Cherne Medical, Inc., a cardiovascular instrumentation company. He has served as Director of Research at several medical device companies in the Twin Cities during his 21-year career. He has numerous patents to his credit and has authored a number of medical papers, several of which have been published in peer-reviewed journals. He has also made a significant number of presentations at medical conferences and has authored chapters in or has served as editor of several medical textbooks.

     JENNIFER M. MARRONE joined the Company in April 1995, as Vice President of Regulatory and Clinical Affairs. She has more than 16 years of experience in the medical device industry. Most recently, Ms. Marrone was Director of Regulatory, Clinical and Quality Assurance/Compliance at Empi, Inc., a rehabilitative and urologic products company. From 1979 to 1993, Ms. Marrone served in a number of capacities of increasing responsibility at Medtronic including Manager of Regulatory Affairs for the bradyarrhythmia and tachyarrhythmia products where she prepared and managed Medtronic's PMA applications for its tachyarrhythmia management devices and transvenous leads. She joined Medtronic in 1979 as Study Director in Preclinical Research.

     GARY PAYMENT joined the Company in 1994 as Vice President of Operations. During his 23 years of experience in the medical device industry, Mr. Payment has held various positions at CPI, most recently as Director of Manufacturing. Prior to joining CPI in 1985, Mr. Payment held several positions at Medtronic, including Director of Operations, Manufacturing Program Manager and Director of Quality Assurance.

     WILLIAM J. RISSMANN joined the Company in 1994 as Vice President of Engineering. He has more than 18 years of experience in the medical device industry. Most recently, Rissmann was Director of Research and Development in the Advanced Tachy Products division at CPI. While at CPI, he held several positions including Director of Quality Control and Test Engineering and Manager of Product Planning and Administration. From 1983 to 1985, Mr. Rissmann was an engineering project manager at St. Jude Medical, Inc., where he was responsible for microprocessor-based medical devices, and from 1980 to 1983 Mr. Rissmann held several engineering management positions at Medtronic.

     ARNOLD A. ANGELONI is President of the Business Systems Division of Deluxe Corporation, a provider of check products and services to the financial payments industry. Mr. Angeloni is responsible for the check printing and Business Systems operations. Mr. Angeloni has been employed by Deluxe Corporation in various administrative, marketing, and operations positions since 1961.

     DENNIS E. EVANS has been President and Chief Executive Officer of Hanrow Financial, a merchant banking partnership since February 1989. He serves on the Board of Directors of Minnesota Power and Astrocom Corporation.

     SALLY E. HOWARD has been Director of Health Sciences Public Relations at the University of Minnesota for more than five years. In addition, Ms. Howard serves on the board of directors of several private corporations and is an active civic leader, having served on the Minneapolis City Council.

     LYLE D. JOYCE, M.D., PH.D. has been a cardiothoracic surgeon with the Minneapolis Heart Institute for more than five years, and is currently the President of Minnesota Thoracic Group, P.A.

     JOSEPH C. KISER, M.D. is a cardiothoracic surgeon and a founder of the Minneapolis Heart Institute and the Minneapolis Heart Institute Foundation. Dr. Kiser is also a founder of the Minnesota Thoracic Group, P.A. He has practiced cardiothoracic surgery at Abbott Northwestern Hospital as well as other Twin Cities hospitals for more than 20 years.

     GLEN TAYLOR has been the Chief Executive Officer and Chairman of the Board of Taylor Corporation for more than five years. Taylor Corporation employs more than 6,800 individuals throughout 41 operating divisions in 11 states and three Canadian provinces. Mr. Taylor also is the owner of Taylor Bancshares, which includes five banks in Minnesota, and the Minnesota Timberwolves, a National Basketball Association franchise. From 1980 to 1990, Mr. Taylor served as a Minnesota State Senator.

MEDICAL ADVISORS

     In addition to the Company's Board of Directors and full-time employees, the Company maintains a number of Medical Advisors who possess knowledge and experience in technical and medical areas related to the Company's products. The Medical Advisors consult with management of the Company concerning the products being developed and their use by health professionals. The following is a brief summary of the accomplishments of the Medical Advisors.

     DAVID G. BENDITT, M.D. has served as a Medical Advisor to the Company since 1992. Dr. Benditt is a Professor of Medicine and Director of the Cardiac Electrophysiology Laboratory and Arrhythmia Service at the University of Minnesota Medical School in Minneapolis, Minnesota.

     JEFFREY M. ISNER, M.D. has served as a Medical Advisor to the Company since 1989. Dr. Isner is the Chief of Cardiovascular Research at St. Elizabeth's Hospital in Boston, Massachusetts and Professor of Medicine and Pathology at Tufts University School of Medicine. In the Company's first IDE study, Dr. Isner successfully demonstrated the laser catheter's ability to thermally destroy heart tissue and relieve symptoms of obstructive hypertrophic cardiomyopathy ("OHCM"), a disease which causes thickening on the inside of the heart wall and therefore reduces blood flow from the heart to the rest of the body. He is one of the inventors of the first generation laser catheter to treat OHCM.

     ROBERT H. SVENSON, M.D. has served as a Medical Advisor to the Company since 1991. Dr. Svenson is currently the Director of Laser and Applied Technologies Laboratory at the Carolinas Medical Center in Charlotte, North Carolina and is Adjunct Professor of Medicine at the University of North Carolina. He is considered a pioneer in the use of laser energy for JVT elimination in open heart procedures. Dr. Svenson has performed percutaneous laser catheter procedures in the Company's IDE studies.

     LYLE D. JOYCE, M.D., PH.D. has served as a Medical Advisor to the Company since 1988. Dr. Joyce, a director of the Company, is a cardiothoracic surgeon with the Minneapolis Heart Institute in Minneapolis, Minnesota and is currently the President of the Minnesota Thoracic Group, P.A. Dr. Joyce was an assistant surgeon on the team which implanted the artificial heart in Barney Clark. Subsequently, he was the first surgeon to implant the Jarvik VII artificial heart in the Twin Cities area. Among his many awards, he has received the Arnold Award for Excellence in Research from the Baylor College of Medicine.

     JOSEPH C. KISER, M.D. has served as a Medical Advisor to the Company since 1988. Dr. Kiser, a director of the Company, is a cardiothoracic surgeon and a founder of the Minneapolis Heart Institute and the Minneapolis Heart Institute Foundation. Dr. Kiser has been active in the medical community having co-founded an international children's charity dedicated to treating children with heart disease around the world.

     PATRICK J. TCHOU, M.D. has served as a Medical Advisor to the Company since 1991. Dr. Tchou is the Director of the Cardiac Electrophysiology Laboratory at the Cleveland Clinic in Cleveland, Ohio. He is a prolific author and researcher in many topics of electrophysiology.

     FABIO LEONELLI, M.D. has served as a Medical Advisor to the Company since 1992. Dr. Leonelli is Assistant Professor of Medicine at the University of Kentucky, Lexington, Kentucky. Dr. Leonelli is a clinical electrophysiologist and an active researcher in the impact of waveforms and electrodes on defibrillation.

     MARK A. WOOD, M.D. has served as a Medical Advisor to the Company since 1993. Dr. Wood is Assistant Professor of Internal Medicine at the Medical College of Virginia in Richmond, Virginia and the Co-Director of Cardiac Electrophysiology Laboratories at the Medical College of Virginia and the McGuire Veterans Administration Medical Center in Richmond, Virginia. He is a well known author on the topic of clinical use of implantable defibrillators.

     ROBERT G. HAUSER, M.D. has served as a Medical Advisor to the Company since July of 1994. In addition, Dr. Hauser serves as a special advisor to the Chairman and Chief Executive Officer of the Company. Dr. Hauser is the President of, and a cardiologist with, the Minneapolis Heart Institute. He was a founding member of the North American Society of Pacing and Electrophysiology and served as president in 1983. He was Editor-in-Chief of Clinical Progress in Electrophysiology and Pacing for five years and has served on the editorial board of Pacing and Clinical Electrophysiology publication. Dr. Hauser was Chief Executive Officer of CPI from 1988 to 1992.

     The number of Medical Advisors may be expanded in the future. The duties of the Medical Advisors are based upon the specific requests of the Company and at the convenience of the individuals. The Medical Advisors may limit time spent on such Company matters as they desire and receive fees determined on an hourly, monthly or other basis as may be agreed in writing for specific tasks undertaken at the request of the Company.

         PRINCIPAL SHAREHOLDERS AND BENEFICIAL OWNERSHIP OF MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of the Common Stock of the Company as of June 28, 1995, unless otherwise noted, (a) by each shareholder who is known by the Company to own beneficially more than 5% of the outstanding Common Stock, (b) by each director and current executive officer, and (c) by all executive officers and directors of the Company as a group.

                                                                          SHARES OF COMMON STOCK
                                                                         BENEFICIALLY OWNED(1)(2)
                                                                                         PERCENT
NAME                                                                       AMOUNT        OF CLASS
Pacesetter, Inc.                                                         1,125,000 (3)      6.1%
 15900 Valley View Court
 P.O. Box 9221
 Sylmar, California 91392
Whitney A. McFarlin                                                        208,110 (4)      1.2%
David L. Christofferson                                                    147,547 (5)         *
Robert S. Garin                                                              2,000             *
Mark W. Kroll, Ph.D.                                                        67,156 (6)         *
Jennifer M. Marrone                                                              0             *
Gary Payment                                                                 2,800             *
William J. Rissman                                                               0             *
Arnold A. Angeloni                                                          67,096 (7)         *
Dennis E. Evans                                                            735,129 (8)(9)   4.2%
Sally E. Howard                                                             48,796 (7)         *
Lyle D. Joyce, M.D., Ph.D.                                                 275,179 (10)     1.6%
Joseph C. Kiser, M.D.                                                      390,030 (11)     2.2%
Glen Taylor                                                                710,785 (12)     4.1%
All current directors and executive officers as a group (13 persons)     2,654,628 (13)    14.6%


* Less than 1%.

(1) Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group.

(2) Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares.

(3) As set forth in a Schedule 13D filed with the Securities and Exchange Commission on October 11, 1994, this amount includes (i) 875,000 shares of Common Stock which may be acquired within 60 days upon the conversion of Preferred Stock, and (ii) 250,000 shares of Common Stock which may be acquired within 60 days upon the conversion of a $1,500,000 convertible subordinated debenture.

(4) Includes 205,156 shares which may be acquired within 60 days upon the exercise of stock options.

(5) Includes 147,247 shares which may be acquired within 60 days upon the exercise of stock options.

(6) Includes 15,578 shares which may be acquired within 60 days upon the exercise of stock options.

(7) Includes 18,500 shares which may be acquired within 60 days upon the exercise of stock options.

(8) Includes 30,000 shares owned by Hanrow Capital Fund and 580,000 shares owned by Hanrow Capital Fund III. Hanrow Financial is the General Partner of Hanrow Capital Fund and Hanrow Capital Fund III, and Mr. Evans, a Director of the Company, is the President and Chief Executive Officer of Hanrow Financial.

(9) Includes 18,500 shares which may be acquired within 60 days upon the exercise of stock options granted to Dennis E. Evans, a Director of the Company and the President and Chief Executive Officer of Hanrow Financial. Also includes 83,333 shares which may be acquired within 60 days by Hanrow Finance, Inc., an affiliate of Mr. Evans, upon the exercise of warrants.

(10) Includes 57,333 shares which may be acquired within 60 days upon the exercise of warrants and stock options.

(11) Includes 78,333 shares which may be acquired within 60 days upon the exercise of warrants and stock options.

(12) Includes 202,500 shares which may be acquired within 60 days upon the exercise of warrants and stock options.

(13) Includes 844,980 shares which may be acquired within 60 days upon the exercise of warrants and stock options.

                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 35,000,000 shares of Common Stock, par value $.01 per share, 1,475,000 shares of Preferred Stock, Series A, par value $.01 per share (the "Series A Preferred"), and 1,525,000 shares of Preferred Stock, par value $.01 per share, the designation, rights and preferences of which have not been determined (the "Undesignated Preferred").

COMMON STOCK

     As of June 28, 1995, there were 17,302,526 shares of Common Stock issued and outstanding and options and warrants outstanding to purchase a total of 6,428,587 shares of Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

     The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the preferential rights of the holders of the Undesignated Stock with respect to dividends, holders of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities.

     Promptly upon completion of this offering, the Company intends to file an application with the National Association of Securities Dealers for the quotation of the Company's Common Stock on the Nasdaq National Market System (the "NMS"). If the Company's Common Stock is not accepted for quotation on the NMS, it will continue to be quoted on the Nasdaq SmallCap Market System.

SERIES A PREFERRED

     As of June 28, 1995, there were 875,000 shares of Series A Preferred issued and outstanding. Series A Preferred, at the option of the holder, may be converted into Common Stock at the rate of one share of Common Stock for each share of Series A Preferred, subject to certain antidilution adjustments. The holders of the Series A Preferred are entitled to vote on any matter submitted to a vote of the holders of the Common Stock of the Company as if the Series A Preferred had been converted into Common Stock. All shares of Series A Preferred are entitled to a liquidation preference in cash equal to $4.00 per share before the payment, distribution or setting apart for payment or distribution of any amount for the holders of the Common Stock. In addition, as long as shares of Series A Preferred are outstanding, dividends may not be declared on the Common Stock of the Company, and, in the event that dividends are declared on the Common Stock of the Company, holders of the Series A Preferred shall be entitled to receive a comparable dividend on the basis of the number of shares of Common Stock into which such holder's shares of Series A Preferred are then convertible.

UNDESIGNATED PREFERRED

     Under Minnesota law, no action by the Company's shareholders is necessary, and only action by the Board of Directors is required, to authorize the issuance of any of the undesignated shares of Undesignated Preferred. Subject to certain limitations, the Board of Directors is empowered to establish, and to designate the name of each class or series of the shares of Undesignated Preferred and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). The Board of Directors can issue shares of such class or series to, among other individuals, the holders of another class or series of Undesignated Preferred or to the holders of the Common Stock. Accordingly, the Board of Directors without shareholder approval can issue Undesignated Preferred with voting or conversion rights which could adversely affect the voting power of the holders of the Common Stock. The Undesignated Preferred may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of the Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction.

WARRANTS

     The Company has outstanding warrants to purchase an aggregate of 3,890,000 shares of its Common Stock. The average exercise price per share is $3.85. Such warrants are exercisable at present and for periods of up to four and one-half years. The Company is not able to determine whether or when any such warrants will be exercised or what impact, if any, any such exercise might have on the price of the Common Stock.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION

     The Company's Restated Articles of Incorporation limit the liability of its directors to the fullest extent permitted by the Minnesota Business Corporation Act. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for
(i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain Minnesota securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Restated Articles.

     The Minnesota Business Corporation Act requires that the Company indemnify any director, officer or employee made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of the Company. Reference is made to the detailed terms of the Minnesota indemnification statute (Minn. Stat. S. 302A.521) for a complete statement of such indemnification rights. The Company's Restated Articles of Incorporation also require the Company to provide indemnification to the fullest extent of the Minnesota indemnification statute.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

SECTIONS 302A.671 AND 302A.673 OF MINNESOTA BUSINESS CORPORATION ACT

     The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Company's Common Stock. Section 302A.671 basically provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner, of 10% or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

     Furthermore, Section 3.5 of Article III of the Company's Restated Articles of Incorporation provides that the affirmative vote of the holders of two-thirds of the voting power of the shares entitled to vote is required for shareholder approval of a plan of merger, exchange of securities, or transfer of assets, as described in Section 302A.601 of the Minnesota Business Corporation Act.

REGISTRATION RIGHTS

     Under the terms of various warrant agreements, the Company has granted certain demand and "piggyback" registration rights covering the possible disposition of up to 1,440,000 shares issuable upon the exercise of such warrants. The warrants containing such registration rights are exercisable at present. In addition, pursuant to the Purchase Agreement, Pacesetter has certain demand and "piggyback" registration rights covering the possible disposition of up to 1,125,000 shares of Common Stock issuable upon conversion of preferred stock and convertible debenture. The Company is not able to determine whether or when any such registration rights will be exercised or what impact, if any, the exercise of such rights might have on the price of the Common Stock.


                              PLAN OF DISTRIBUTION

     The Shares are being offered for sale by the Company on a best efforts, all or nothing basis, principally to selected investors purchasing for investment. Raymond James & Associates, Inc. (the "Placement Agent") has been retained to act as the exclusive agent for the Company in connection with the arrangement of such offers and sales on a best efforts basis. The Placement Agent is not obligated to and does not intend to itself take (or purchase) any of the Shares. It is anticipated that the Placement Agent will obtain indications of interest from potential investors for the amount of the offering and that effectiveness of the Registration Statement will not be requested and no investor funds will be accepted until indications of interest have been received for the amount of the offering. Confirmation and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. No investor funds will be accepted prior to effectiveness of the Registration Statement. Prior to the closing date, all investor funds will promptly be placed in escrow with Citibank, N.A., as escrow agent ("Citibank"), in an escrow account established for the benefit of the investors. The escrow agent will invest such funds in accordance with Rule 15c2-4 promulgated under the Securities Exchange Act of 1934, as amended. Prior to the closing date, Citibank will advise the Company that payment for the purchase of the Shares has been affirmed by the investors and that the investors have deposited the requisite funds in the escrow account at Citibank. Upon receipt of such notice, the Company will deposit with the Depository Trust Company the Shares to be credited to the respective accounts of the investors. Investor funds, together with interest thereon, if any, will be collected by the Company through the facilities of Citibank on the scheduled closing date. The offering will not continue after the closing date. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the offering, all funds deposited in the Citibank escrow account will promptly be returned. The Company has agreed (i) to pay the Placement Agent 6.5% of the proceeds of this offering as the selling commission,
(ii) to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act and (iii) to reimburse the Placement Agent for up to $100,000 for certain of its out-of-pocket expenses in connection with the offering. Certain officers and directors of the Company have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable for, or any rights to purchase or acquire, Common Stock for a period of ninety (90) days after the date of this Prospectus, without the prior written consent of the Placement Agent.

     The Company has agreed that, during the period ending three years after the closing of this offering, Raymond James shall have a right of first refusal to act as lead manager or agent in connection with any proposed offering of securities by the Company or by any affiliates thereof, to act as the investment banker to the Company in connection with any merger, acquisition or consolidation involving the Company or any affiliate, and to serve as the investment banker to the Company in connection with any other transaction with respect to which the Company proposes to engage an investment banker. If Raymond James agrees to render its assistance for any such transaction, it shall be for fees and expenses competitive with those which would likely be charged by comparable investment banking firms. Pursuant to an agreement, dated November 3, 1994, the Company engaged Raymond James to assist the Company in locating a partner for the Company's Interventional Technology Division for purposes of forming a strategic alliance to accelerate the continued development and commercialization of the products and technology of the Interventional Technology Division.


                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Oppenheimer Wolff & Donnelly, Minneapolis, Minnesota. Certain legal matters will be passed upon for the Placement Agent by Stroock & Stroock & Lavan, New York, New York.


                                    EXPERTS

     The financial statements and financial statement schedules of Angeion Corporation as of July 31, 1994 and 1993, and for each of the years in the three-year period ended July 31, 1994, included and incorporated herein and in the registration statement by reference, have been so included and incorporated herein by reference in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, included or incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Office of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such reports, proxy statements and other information concerning the Company may be inspected at the offices of the Boston Stock Exchange, Inc., One Boston Place, Boston, Massachusetts 02108.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 0-17019) are incorporated into this Prospectus by reference:

     (a) Annual Report on Form 10-K for the year ended July 31, 1994; and

     (b) Quarterly Reports on Form 10-Q for the quarters ended October 31, 1994 and January 31 and April 30, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Angeion Corporation, 3650 Annapolis Lane, Suite 170, Minneapolis, Minnesota 55447-5434, Attention: David
L. Christofferson, Chief Financial Officer; telephone number (612) 550-9388.


                         INDEX TO FINANCIAL STATEMENTS

                                                                                 Page

Independent Auditors' Report                                                      F-2

Balance Sheets as of July 31, 1994 and 1993                                       F-3

Statements of Operations for the years ended July 31, 1994, 1993 and 1992         F-4

Statements of Shareholders' Equity for the years ended
 July 31, 1994, 1993 and 1992                                                     F-5

Statements of Cash Flows for the years ended July 31, 1994, 1993 and 1992         F-6

Notes to Financial Statements                                                 F-7 - F-11

Unaudited Balance Sheets as of April 30, 1995 and July 31, 1994                  F-12

Unaudited Statements of Operations for the nine months ended
 April 30, 1995 and 1994                                                         F-13

Unaudited Statements of Cash Flows for the nine months ended
 April 30, 1995 and 1994                                                         F-14

Notes to Unaudited Financial Statements                                          F-15



                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of Angeion Corporation:

     We have audited the accompanying balance sheets of Angeion Corporation as of July 31, 1994 and 1993, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angeion Corporation as of July 31, 1994 and 1993, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 1994, in conformity with generally accepted accounting principles.

                                                 KPMG Peat Marwick LLP


Minneapolis, Minnesota
September 19, 1994


                              ANGEION CORPORATION
                                 BALANCE SHEETS
                             JULY 31, 1994 AND 1993

                                                                1994            1993
                          ASSETS
Current Assets:
  Cash and cash equivalents                                 $  2,127,358     $ 4,842,033
  Other receivable                                                38,697          36,094
  Royalty receivable                                             144,978         217,756
  Inventories                                                    230,211         139,759
  Prepaid expenses and other current assets                      128,135          65,249
     Total current assets                                      2,669,379       5,300,891

  Property and equipment, net                                    998,876       1,077,495
  Patents and trademarks, net                                    905,875         737,028
  Other assets                                                   178,500         213,732
     Total assets                                           $  4,752,630     $ 7,329,146

      LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
  Notes payable, net of discount of $167,000                $  2,833,000     $         0
  Current installments of capital lease obligations                9,328          12,910
  Accounts payable                                               415,825         367,622
  Accrued payroll, vacation and related costs                    337,758         138,145
  Other accrued expenses                                         248,852          89,607
    Total current liabilities                                  3,844,763         608,284

Long-term debt                                                 1,500,000       1,500,000
Capital lease obligations, less current installments               4,187          13,516
    Total liabilities                                          5,348,950       2,121,800

Shareholders' Equity (Deficit):
  Class A Convertible Preferred Stock, $.01 par value.
   Authorized 1,475,000 shares; issued and
   outstanding 875,000 shares                                  3,166,425       3,166,425
  Common stock, $.01 par value, authorized 25,000,000
   shares;
   issued and outstanding 11,152,935 shares in 1994 and
   10,322,225 shares in 1993                                     111,529         103,222
  Additional paid-in capital                                  13,668,107      11,804,337
  Accumulated deficit                                        (17,542,381)     (9,866,638)
     Total shareholders' equity (deficit)                       (596,320)      5,207,346

Commitments
  Total liabilities and shareholders' equity                $  4,752,630     $ 7,329,146


The accompanying notes are an integral part of the financial statements.

                              ANGEION CORPORATION
                            STATEMENTS OF OPERATIONS
                    YEARS ENDED JULY 31, 1994, 1993 AND 1992

                                                   1994            1993             1992
Net sales                                       $         0     $   137,982     $    77,615
Cost of goods sold                                        0         147,755         169,587
  Gross margin                                            0          (9,773)        (91,972)
Operating expenses:
  Research and development                        5,158,738       4,485,818       2,996,845
  Merger expense for in-process research
   and development                                1,450,499               0               0
  General and administrative                      1,493,424       1,353,502       1,021,078
    Total operating expenses                      8,102,661       5,839,320       4,017,923
  Operating loss from continuing operations      (8,102,661)     (5,849,093)     (4,109,895)
Other income (expense):
  Royalty income                                    482,853               0               0
  Other expense                                           0        (106,298)              0
  Interest income                                    72,250         115,852          75,741
  Interest expense                                 (128,185)        (76,019)        (20,765)
    Other income (expense)                          426,918         (66,465)         54,976
    Loss from continuing operations              (7,675,743)     (5,915,558)     (4,054,919)
Gain on sale of discontinued operations                   0       3,207,120               0
Loss from discontinued operations,
 net of income tax benefit                                0               0        (106,536)
    Net loss                                    $(7,675,743)    $(2,708,438)    $(4,161,455)
Net loss per share from continuing
 operations                                           (0.72)          (0.57)          (0.41)
Net income (loss) per share from
 discontinued operations                                  0            0.31           (0.01)
    Net loss per share                          $     (0.72)    $     (0.26)    $     (0.42)
Weighted average number of shares
 outstanding                                     10,657,311      10,296,812       9,901,592


The accompanying notes are an integral part of the financial statements.


                              ANGEION CORPORATION
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                    YEARS ENDED JULY 31, 1994, 1993 AND 1992

                                           CONVERTIBLE
                                         PREFERRED STOCK              COMMON STOCK
                                       NUMBER                     NUMBER
                                     OF SHARES     PAR VALUE     OF SHARES     PAR VALUE
Balance at July 31, 1991                    0     $        0     8,701,159     $ 87,012
  Stock options exercised                   0              0         6,000           60
  Exercise of stock warrants                0              0        80,000          800
  Shares issued at $3.00 per
   share, net of issuance costs             0              0     1,443,275       14,432
  Net loss                                  0              0             0            0
Balance at July 31, 1992                    0              0    10,230,434      102,304
  Shares issued at $4.00 per
   share, net of issuance costs       875,000      3,166,425             0            0
  Stock options exercised                   0              0         8,093           81
  Director stock issued                     0              0        68,698          687
  Stock issued in settlement
   of litigation                            0              0        15,000          150
  Compensation expense on grant of
   options                                  0              0             0            0
  Net loss                                  0              0             0            0
Balance at July 31, 1993              875,000      3,166,425    10,322,225      103,222
  Stock issued in connection with
   merger of subsidiaries                   0              0       663,610        6,636
  Stock options exercised                   0              0       115,530        1,155
  Director stock issued                     0              0        36,570          366
  Stock issued for consulting
   services                                 0              0        15,000          150
  Compensation expense on grant of
   options                                  0              0             0            0
  Issuance of common
   stock warrants                           0              0             0            0
  Net loss                                  0              0             0            0
Balance at July 31, 1994              875,000     $3,166,425    11,152,935     $111,529


(TABLE CONTINUED)




                                       ADDITIONAL        ACCUMULATED
                                     PAID-IN CAPITAL       DEFICIT           TOTAL
Balance at July 31, 1991               $ 7,454,214      $ (2,996,745)     $ 4,544,481
  Stock options exercised                    8,580                 0            8,640
  Exercise of stock warrants               190,400                 0          191,200
  Shares issued at $3.00 per
   share, net of issuance costs          3,807,111                 0        3,821,543
  Net loss                                       0        (4,161,455)      (4,161,455)
Balance at July 31, 1992                11,460,305        (7,158,200)       4,404,409
  Shares issued at $4.00 per
   share, net of issuance costs                  0                 0        3,166,425
  Stock options exercised                   28,675                 0           28,756
  Director stock issued                    215,288                 0          215,975
  Stock issued in settlement
   of litigation                            59,850                 0           60,000
  Compensation expense on grant of
   options                                  40,219                 0           40,219
  Net loss                                       0        (2,708,438)      (2,708,438)
Balance at July 31, 1993                11,804,337        (9,866,638)       5,207,346
  Stock issued in connection with
   merger of subsidiaries                1,443,863                 0        1,450,499
  Stock options exercised                    4,222                 0            5,377
  Director stock issued                     95,634                 0           96,000
  Stock issued for consulting
   services                                 52,350                 0           52,500
  Compensation expense on grant of
   options                                  67,301                 0           67,301
  Issuance of common
   stock warrants                          200,400                 0          200,400
  Net loss                                       0        (7,675,743)      (7,675,743)
Balance at July 31, 1994               $13,668,107      $(17,542,381)     $  (596,320)


The accompanying notes are an integral part of the financial statements.


                              ANGEION CORPORATION
                            STATEMENTS OF CASH FLOWS
                    YEARS ENDED JULY 31, 1994, 1993 AND 1992

                                                              1994            1993             1992
Operating activities:
 Net loss                                                  $(7,675,743)    $(2,708,438)    $(4,161,455)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
   Gain on sale of discontinued operations                           0      (3,207,120)              0
   Depreciation and amortization                               534,025         416,193         125,817
   Expense on grant of stock options and issuance of
    stock                                                      215,801         316,194               0
   Merger expense for in-process research and
    development                                              1,450,499               0               0
 Changes in operating assets and liabilities:
  Other receivable                                              (2,603)         (6,094)        (30,000)
  Trade accounts receivable                                          0          77,615         (77,615)
  Royalty receivable                                            72,778        (217,756)              0
  Inventories                                                  (90,452)        (81,954)        (48,561)
  Prepaid expenses and other current assets                    (62,886)         53,633         (34,539)
  Net assets of discontinued operations                              0               0        (142,569)
  Accounts payable                                             101,903        (105,845)        349,433
  Accrued expenses                                             305,158         117,614          62,419
    Net cash used in operating activities                   (5,151,520)     (5,345,958)     (3,957,070)
Investing activities:
 Payments for purchases of property and equipment             (244,254)       (430,234)       (770,649)
 Increase in other assets                                     (311,767)       (523,185)       (220,132)
    Net cash used in investing activities                     (556,021)       (953,419)       (990,781)
Financing activities:
 Proceeds from issuance of preferred stock, net                      0       3,166,425               0
 Proceeds from issuance of convertible
  subordinated debentures                                            0       1,500,000               0
 Proceeds from sale of discontinued operations, net                  0       6,409,315               0
 Proceeds from exercise of stock options                         5,377          28,756           8,640
 Proceeds from sale and exercise of stock warrants             200,400               0         191,200
 Proceeds from issuance of common stock, net                         0               0       3,821,543
 Proceeds from issuance of notes payable                     2,800,000               0         750,000
 Repayments of debt                                            (12,911)       (890,706)        (81,671)
    Net cash provided by financing activities                2,992,866      10,213,790       4,689,712
Net increase (decrease) in cash and cash equivalents        (2,714,675)      3,914,413        (258,139)
Cash and cash equivalents:
 Beginning of year                                           4,842,033         927,620       1,185,759
 End of year                                               $ 2,127,358     $ 4,842,033     $   927,620
 Supplemental disclosures of cash flow information:
  Cash paid during the year for interest                   $    59,115     $    22,310     $    19,000

Supplemental schedule of noncash investing and financing activities:
  During 1992, $61,887 of capital lease assets were acquired under capital lease obligations.
  During 1993, 15,000 shares of common stock valued at $60,000 were issued in settlement of litigation.
  During 1994, 15,000 shares of common stock valued at $52,500 were issued as compensation for consulting services.


The accompanying notes are an integral part of the financial statements.


                              ANGEION CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                                 JULY 31, 1994

1. DESCRIPTION OF BUSINESS

     Angeion Corporation (the "Company") is developing arrhythmia and electrophysiology products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

     INVENTORIES: Inventories are stated at the lower of cost (determined on a first in, first out basis) or market. Inventories consist primarily of material costs.

     PROPERTY AND EQUIPMENT: Property and equipment are carried at cost. Equipment and furniture and fixtures are depreciated using the straight-line method over five to seven years. Leasehold improvements are depreciated using the straight-line method over the lease term. Expenditures for repairs and maintenance are charged to expense as incurred.

     PATENTS AND TRADEMARKS: The costs incurred to register patents and trademarks are capitalized as incurred. Amortization of these costs commences when the related patent or trademark is filed. The costs are amortized over the estimated useful life of the patent or trademark, generally seven years.

     INCOME TAXES: The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

     NET LOSS PER SHARE: Net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock and common equivalent shares outstanding during the period. Common equivalent shares representing stock warrants and options were excluded because of their antidilutive effect.

     STATEMENTS OF CASH FLOWS: For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

3. MERGER OF SUBSIDIARIES

     Effective December 20, 1993, AngeMed, Inc. ("AngeMed") and AngeLase, Inc. ("AngeLase"), greater-than-90% owned subsidiaries of the Company, were merged with and into the Company (the "Mergers"), with the Company being the surviving entity after the Mergers. Pursuant to the Mergers, each share of common stock of AngeMed and each share of common stock of AngeLase was converted into shares of Angeion common stock. In addition, each option to purchase AngeMed or AngeLase common stock was converted into an option to purchase Angeion common stock based upon the respective exchange ratios.

     Certain of the former AngeMed and AngeLase shareholders dissented from the Mergers (the "Dissenters") and sought a higher value for the shares of AngeMed and AngeLase common stock held by such shareholders in accordance with the applicable provisions of Minnesota corporate law (the "Dissenters' Claims"). Effective May 31, 1994, a Settlement and Release Agreement was entered into by and among the Company and the AngeMed Dissenters (the "Settlement Agreement"). Pursuant to the terms of the Settlement Agreement, the AngeMed Dissenters agreed to terminate their claims against the Company and the directors and the Company agreed to issue an aggregate of 630,004 shares of the Company's common stock to the AngeMed Dissenters in exchange for their AngeMed common stock and to issue options to the AngeMed Dissenters to purchase an aggregate of 348,596 shares of the Company's common stock in exchange for their options to purchase AngeMed common stock. Effective June 21, 1994, a settlement was reached with the sole AngeLase Dissenter pursuant to which the AngeLase Dissenter terminated his Dissenters' Claim and agreed to exchange his AngeLase common stock for an aggregate of 6,000 shares of Angeion common stock.

     The fair market value of Angeion common stock issued in connection with the Mergers was accounted for as a purchase of in-process research and development and, accordingly, a charge of $1,450,499 is included in the statement of operations with an offsetting credit to additional paid-in capital.

4. DISCONTINUED OPERATIONS

     On September 22, 1992, the Company sold its Angeion Medical Products ("AMP") division effective as of July 31, 1992. The 1992 financial statements of the Company have been reclassified to report separately the operating results of the discontinued operation in 1992. Net sales of AMP were $6,777,346 in fiscal 1992. The sale price consisted of $6.2 million cash at closing, plus a royalty of 5% and 10% of AMP product sales in fiscal 1994 and 1993, respectively. A gain of $3,207,120 (including $770,366 of royalties) was recognized in 1993 and royalty income of $482,853 was recognized in fiscal 1994. There are no further royalties to be recognized.

5. PROPERTY AND EQUIPMENT:

     At July 31 property and equipment consists of the following:

                                                     1994         1993

Production equipment                             $  296,495   $  214,956
Furniture and fixtures                              117,465      102,611
Computer equipment                                  538,793      470,144
Research and development equipment                  616,772      540,042
Leasehold improvements                              187,071      184,589
                                                  1,756,596    1,512,342
Less accumulated depreciation and
 amortization                                       757,720      434,847
                                                 $  998,876   $1,077,495


6. ALLIANCE AND LONG TERM DEBT

     On February 4, 1993, Angeion and Pacesetter entered into an agreement which provided for an investment by Pacesetter in Angeion and the grant by Angeion of certain licensing, manufacturing and marketing rights with respect to certain of the products being developed by the Company. The investment by Pacesetter consisted of the purchase of 875,000 shares of Angeion preferred stock, Class A, at $4.00 per share. The preferred stock is convertible at any time on a one-for-one basis into Angeion common stock. Pacesetter's investment also includes the purchase of a $1,500,000 convertible subordinated debenture with an interest rate of 7.16%, interest payable semi-annually, which is convertible at any time into Angeion common stock at $6.00 per share. The debenture is due in semi-annual installments of $150,000, beginning July 1, 1998 through July 1, 2003.

7. NOTES PAYABLE

     During June and July of 1994, the Company raised a total of $3,000,000 in the form of short-term bridge loans (the "Bridge Financing") to fund its operations until it could complete an equity financing. All loans under the Bridge Financing are evidenced by promissory notes accruing interest at a rate of 12% per year. The promissory notes are due on December 8, 1994, or such earlier time as the Company completes a permanent equity financing raising at least $6,000,000 in gross proceeds. The promissory notes are secured by certain assets of the Company and may be converted into Angeion common stock at a conversion price of $2.00 per share. In connection with such loans, each lender received a warrant to purchase, at an exercise price of $2.00 per share, that number of shares of common stock equal to 50% of the principal amount of the loan divided by the exercise price of the warrant. The warrants expire on December 8, 1997. The warrants issued were valued at $200,400 which is reflected as a discount and is being amortized as interest expense over the term of the Bridge Financing. Certain directors of the Company participated in the Bridge Financing and invested $1,000,000 in exchange for promissory notes and warrants to purchase 250,000 shares at $2.00 per share.

8. SHAREHOLDERS' EQUITY

     STOCK OPTIONS. The Company's shareholders have approved the 1993, 1991, 1989 and 1988 Stock Incentive Plans (the "Plans"). The Plans provide that incentive stock options and nonqualified stock options to purchase shares of common stock may be granted at prices determined by the Compensation Committee, except that the purchase price of incentive stock options may not be less than 100% of the fair market value of the stock at date of grant. All options expire not later than ten years from date of grant.

     In connection with the Mergers (note 3), options under the AngeLase and AngeMed Plans were converted into options to purchase Angeion stock under the Plans. Changes in options outstanding under the Plans are as follows:


                                         SHARES       RANGE OF OPTION
                                      UNDER OPTION    PRICE PER SHARE

Balance at July 31, 1991               1,019,371       $0.100-9.375
 Granted in fiscal 1992                  371,000        2.500-5.000
 Exercised in fiscal 1992                 (6,000)             1.440
 Forfeited in fiscal 1992               (114,250)       1.560-4.280
Balance at July 31, 1992               1,270,121        0.100-9.375
 Granted in fiscal 1993                  104,465        2.062-3.875
 Exercised in fiscal 1993                      0                 --
 Forfeited in fiscal 1993               (556,000)       1.560-9.375
Balance at July 31, 1993                 818,586        0.100-9.062
 Granted in fiscal 1994                  818,296        1.970-3.500
 Conversion of subsidiary options        541,738        0.032-2.160
 Exercised in fiscal 1994               (115,530)       0.032-0.100
 Forfeited in fiscal 1994                (54,000)       2.062-4.062
Balance at July 31, 1994               2,009,090       $0.032-9.062


     Options for the purchase of 1,244,571 shares were exercisable at July 31, 1994. Options to purchase 530,984 shares were available for grant under the Plans at July 31, 1994.

     The Company has granted options, outside the Plans, to purchase 353,787 shares at prices ranging from $2.50 to $3.63 per share. At July 31, 1994, these options were exercisable.

     Options have also been granted under the Non-Employee Director Plan to purchase 24,000 shares at $2.94 and 24,000 shares at $3.19 per share. In addition under this plan, annual stock grants valued at $16,000 of common stock are awarded to each non-employee director.

     WARRANTS. In connection with issuing a note payable to a shareholder in fiscal 1992, the Company issued a warrant to such shareholder to purchase 75,000 shares of common stock at $2.50 per share. This warrant expires on July 27, 1999.

     In connection with the Bridge Financing (note 7), warrants to purchase 835,000 shares of common stock were issued at an exercise price of $2.00 per share. These warrants expire on December 8, 1997.

     In connection with a consulting agreement, warrants to purchase 40,000 shares of common stock were issued at an exercise price of $2.50 per share. These warrants expire on December 15, 1998.

9. LEASES

     The Company leases office and production space under an operating lease. The lease provides for executory costs which are subject to escalation based on increases in the lessor's underlying costs. In addition, the Company leases certain equipment under cancelable operating leases. Rent expense was approximately $116,000, $113,000 and $197,000, for the years ended July 31, 1994, 1993 and 1992, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are approximately $167,000 and $42,000 in 1995 and 1996.

10. INCOME TAXES

     The Company has a tax net operating loss carryforward at July 31, 1994 of approximately $16,200,000 which is available to reduce income taxes payable in future years. If not used, this carryforward will begin to expire in 2004. Under the Tax Reform Act of 1986, the utilization of these carryforwards may be limited as a result of significant changes in ownership.

     The actual tax expense differs from the expected tax expense (benefit) computed by applying the U.S. federal corporate income tax rate of 34% to the net loss as follows:

                                        1994        1993        1992

Federal statutory rate                  (34.0)%     (34.0)%     (34.0)%
State income taxes, net                  (6.0)       (6.0)       (6.0)
Expense on mergers of subsidiaries        6.4           0           0
Miscellaneous                             1.0        (1.7)       (1.7)
Change in valuation allowance            32.6        41.7        41.7
Effective income tax rate                   0%          0%          0%


     Deferred taxes, calculated using an effective tax rate of 39% as of July 31 consist of the following:

                                        1994            1993

Net operating loss carryforwards     $ 6,511,000     $ 3,880,000
AMP sale                                       0         176,000
Other                                     25,000         (22,000)
Total net deferred tax assets          6,536,000       4,034,000
Less valuation allowance              (6,536,000)     (4,034,000)
Deferred income taxes                $         0     $         0


     The net deferred assets at July 31, 1994 and 1993, are fully offset by a valuation allowance. The amount of the valuation allowance will be reviewed annually.

11. RETIREMENT SAVINGS PLAN

     The Angeion Corporation Tax Deferred Savings and Employees Stock Ownership Plan (the "Plan") provides for contributions in the form of a salary reduction cash or deferred arrangement, discretionary matching employer contributions, discretionary supplemental employer contributions and voluntary, after-tax contributions by participating employees. Generally, all employees of the Company who have completed six months of service with the Company are eligible to participate in the Plan. Contribution expense was insignificant in all years presented.

12. ROYALTY COMMITMENTS

     The Company acquired the technology for its continuous-wave laser catheter system. As part of this acquisition, the Company agreed to pay a royalty of 5% on sales of patented products incorporating this technology for the life of any related patent. Additionally, in exchange for a doctor's efforts in connection with the laser catheter ablation system, the Company has agreed to pay the doctor and Carolinas Medical Center a royalty, when certain conditions are met, of 2% and 3%, respectively, on all collected sales of tachycardia devices. The Company has incurred no royalties through July 31, 1994 related to the above commitments.

13. SUBSEQUENT EVENT

     On September 19, 1994, the Company completed a public offering of 4.9 million shares of newly issued common stock and 4.9 million warrants to purchase one-half of a share of common stock, which raised proceeds of approximately $10,730,000, net of expenses. The exercise price of the warrants per whole share is $4.75 per share and these warrants expire in March 1996. The Company intends to apply the net proceeds of the sale of the securities for research and development, investment in capital equipment and leasehold improvements, general corporate purposes, including working capital, and for the repayment of unconverted short-term bridge loans. In September 1994, $1,500,000 of the bridge notes were converted and $1,500,000 were repaid (see note 7). If the Company's operations progress as anticipated, management believes the net proceeds of this offering along with cash on hand will fund operations through September 1995, at which time the Company will need to raise additional capital. There can be no assurance that efforts to raise additional capital will be successful.


                              ANGEION CORPORATION
                                 BALANCE SHEETS
                        APRIL 30, 1995 AND JULY 31, 1994
                                  (Unaudited)

                                                                      APRIL 30,        JULY 31,
                                                                        1995             1994
                                               ASSETS
Current Assets:
  Cash and cash equivalents                                         $  4,700,977     $  2,127,358
  Other receivable                                                             0           38,697
  Royalty receivable                                                           0          144,978
  Inventories                                                            229,781          230,211
  Prepaid expenses and other current assets                               91,481          128,135
   Total current assets                                                5,022,239        2,669,379
Property and equipment, net                                            1,527,795          998,876
Patents and trademarks, net                                            1,046,705          905,875
Other assets                                                             159,889          178,500
   Total assets                                                     $  7,756,628     $  4,752,630

                           LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
  Notes payable, net of discount of $167,000                        $          0     $  2,833,000
  Current installments of capital lease obligations                        2,599            9,328
  Accounts payable                                                       550,826          415,825
  Accrued payroll, vacation and related costs                            285,791          337,758
  Other accrued expenses                                                 152,729          248,852
   Total current liabilities                                             991,945        3,844,763
Long-term debt                                                         1,500,000        1,500,000
Capital lease obligations, less current installments                       1,917            4,187
   Total liabilities                                                   2,493,862        5,348,950
Shareholders' Equity (Deficit):
  Convertible Preferred Stock, Series A, $.01 par value.
   Authorized 1,475,000 shares; issued and outstanding
   875,000 shares at April 30, 1995, and July 31, 1994                 3,166,425        3,166,425
  Common Stock, $.01 par value, authorized 35,000,000 shares;
   issued and outstanding 17,145,819 shares at April 30, 1995,
   and 11,152,935 at July 31, 1994                                       171,458          111,529
  Additional paid-in capital                                          26,140,420       13,668,107
  Accumulated deficit                                                (24,215,537)     (17,542,381)
   Total shareholders' equity (deficit)                                5,262,766         (596,320)
   Total Liabilities and Shareholders' Equity                       $  7,756,628     $  4,752,630

See accompanying notes to financial statements.

                              ANGEION CORPORATION
                            STATEMENTS OF OPERATIONS
               FOR THE NINE MONTHS ENDED APRIL 30, 1995 AND 1994
                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                    APRIL 30
                                                             1995             1994
Net sales                                                 $         0     $         0
Cost of goods sold                                                  0               0
  Gross margin                                                      0               0
Operating expenses:
  Research and development                                  5,268,028       3,629,800
  Merger expense for in-process research and
   development                                                      0       1,435,124
  General and administrative                                1,508,635       1,032,172
   Total operating expenses                                 6,776,663       6,097,096
   Operating loss from continuing operations               (6,776,663)     (6,097,096)
Other income (expense):
  Royalty income                                                    0         344,221
  Interest income                                             245,354          68,890
  Interest expense                                           (141,848)        (84,794)
   Other income                                               103,506         328,317
   Net loss                                               $(6,673,157)    $(5,768,779)
Net loss per share                                        $      (.41)    $      (.55)
Weighted average number of shares outstanding              16,291,900      10,519,777

See accompanying notes to financial statements.


                              ANGEION CORPORATION
                            STATEMENTS OF CASH FLOWS
               FOR THE NINE MONTHS ENDED APRIL 30, 1995 AND 1994
                                  (UNAUDITED)

                                                        1995            1994
OPERATING ACTIVITIES:
Net loss                                             $(6,673,157)    $(5,768,779)
Adjustments to reconcile net loss
 to net cash used in operating activities:
  Depreciation and amortization                          433,385         381,797
  Compensation expense on grant of stock and
    stock options                                        117,182         196,334
  Notes payable discount amortization                     83,500               0
  Expense on merger of subsidiaries (note 3)                   0       1,435,124
  Changes in operating assets and liabilities:
   Employee receivable                                    38,697          (1,952)
   Other receivable                                      144,978          83,656
   Materials inventories                                     430        (173,135)
   Prepaid expenses and other current assets              36,654         (87,665)
   Accounts payable                                      135,001         (32,136)
   Accrued expenses                                     (129,843)         93,387
    Net cash used in operating activities             (5,813,173)     (3,873,369)
INVESTING ACTIVITIES:
  Payments for purchases of property and
   equipment                                            (803,289)       (170,340)
  Increase in other assets                              (281,234)       (321,589)
    Net cash used in investing activities             (1,084,523)       (491,929)
FINANCING ACTIVITIES:
Proceeds from issuance of common stock and
 warrants, net                                        10,599,122               0
  Proceeds from exercise of stock options and
   warrants                                              381,192           1,614
  Repayments of notes payable                         (1,508,999)         (9,500)
    Net cash provided by financing activities          9,471,315          (7,886)
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                      2,573,619      (4,373,184)
Cash and cash equivalents:
  Beginning of period                                  2,127,358       4,842,033
  End of period                                      $ 4,700,977     $   468,849
Supplemental disclosure of cash flow
 information:
  Cash paid during the period for interest           $   160,533     $    57,944

     During the nine month period ended April 30, 1995, Notes Payable of $1,500,000 were converted into common stock.


See accompanying notes to financial statements.

                              ANGEION CORPORATION
                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                 APRIL 30, 1995

1. BASIS OF PRESENTATION

     The unaudited interim financial statements have been prepared by the Company in accordance with generally accepted accounting principles, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements have been omitted or condensed pursuant to such rules and regulations. The accompanying unaudited interim financial statements should be read in conjunction with the financial statements and related notes included in the Company's July 31, 1994 Annual Report to Shareholders.

     The information furnished reflects, in the opinion of the management of Angeion Corporation, all adjustments (of only a normally recurring nature), necessary to present a fair statement of the results for the interim periods presented.

2. NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock outstanding during the period. Common equivalent shares representing stock warrants and options were excluded in the fiscal 1994 and 1995 periods presented due to their antidilutive effect.

3. MERGER OF SUBSIDIARIES

     Effective December 20, 1993, AngeMed, Inc. ("AngeMed") and AngeLase, Inc. ("AngeLase"), greater than 90%-owned subsidiaries of the Company, were merged with and into the Company (the "Mergers"), with the Company being the surviving entity after the Mergers. Pursuant to the Mergers, each share of common stock of AngeMed and each share of common stock of AngeLase was converted into shares of Angeion common stock. In addition, each option to purchase AngeMed or AngeLase common stock was converted into an option to purchase Angeion common stock based upon the respective exchange ratios.

     The fair market value of Angeion common stock issued in connection with the Mergers was accounted for as a purchase of in-process research and development and, accordingly, a charge of $1,450,499 is included in the fiscal 1994 statement of operations with an offsetting credit to additional paid-in capital.

4. NOTES PAYABLE

     During June and July of 1994, the Company raised a total of $3,000,000 in the form of short-term bridge loans (the "Bridge Financing") to fund its operations until it could complete an equity financing. All loans under the Bridge Financing were evidenced by promissory notes accruing interest at a rate of 12% per year. In connection with such loans, each lender received a warrant to purchase, at an exercise price of $2.00 per share, that number of shares of common stock equal to 50% of the principal amount of the loan divided by the exercise price of the warrant. The warrants expire on December 8, 1997. The warrants issued were valued at $200,400 which was reflected as a discount and was amortized over the term of the Bridge Financing. Certain directors of the Company participated in the Bridge Financing and invested $1,000,000 in exchange for promissory notes and warrants to purchase 250,000 shares. In September 1994, $1,500,000 of the bridge notes were converted into common stock and $1,500,000 were repaid.

5. PUBLIC OFFERING

     On September 19, 1994, the Company completed a public offering of 4.9 million shares of newly issued common stock and 4.9 million warrants to purchase one-half of a share of common stock, which raised proceeds of approximately $10,600,000 net of expenses. The exercise price of the warrants per whole share is $4.75 per share and they expire in March 1996. The Company is using the net proceeds of the sale of the securities for research and development, investment in capital equipment and leasehold improvements, general corporate purposes, including working capital, and for the repayment of uncovered short-term bridge loans.


           [A photo of the tip of the Company's RF porous catheter.]

The Company's radio frequency catheter ablation system has a patented cooled, porous tip which minimizes blood coagulation while maximizing lesion size. This device is being developed for the nonsurgical treatment of irregular heartbeats in the atrial chambers of the heart.

                        [A photo of the laser catheter.]

The Company's laser catheter ablation system is being evaluated in human clinical trials for the nonsurgical treatment of irregular heartbeats in the ventricular chambers of the heart.

                ANGEION CORPORATION'S CATHETER ABLATION SYSTEM

[A 3-part illustration depicts the insertion of a catheter into the femoral artery in the leg and up and into the patient's heart. Cross-section diagram of the heart with a mapping catheter and ablation catheter placed in the appropriate ventricles. Close-up of the ablation catheter emitting energy at the site of abnormal electrical pathways located in the ventricular wall of the heart.]

An open lumen mapping catheter is inserted into the femoral artery in the leg and threaded up and into the heart. The mapping catheter identifies the location of cells causing the irregular heartbeat. An ablation catheter is threaded through the opening of the mapping catheter. Radio frequency or laser energy (depending on the location of the arrhythmia) is delivered to the site in the heart tissue to eliminate the abnormal electrical pathways.

     THE COMPANY HAS BEGUN LIMITED U.S. HUMAN CLINICAL TRIALS OF THE LASER CATHETER ABLATION SYSTEM, DEPICTED ABOVE, UNDER AN IDE APPROVED BY THE FDA. THE COMPANY PLANS TO FILE FOR AN IDE DURING THE SECOND HALF OF CALENDAR 1995 FOR ITS RF CATHETER ABLATION SYSTEM. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL RECEIVE AN IDE FROM THE FDA TO CONDUCT HUMAN CLINICAL TRIALS OF THE RF CATHETER ABLATION SYSTEM OR RECEIVE FDA APPROVAL TO COMMENCE COMMERCIAL MARKETING OF ANY OF THE COMPANY'S PRODUCTS.



     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PLACEMENT AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES, OR AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME AFTER THE DATE HEREOF.

                   TABLE OF CONTENTS


                                                 Page

Summary                                             3
Risk Factors                                        6
Use of Proceeds                                    12
Capitalization                                     12
Market Price for Common Stock                      13
Dividend Policy                                    13
Dilution                                           13
Selected Financial Data                            14
Management's Discussion and Analysis of
 Results of Operations and Financial
 Condition                                         15
Business                                           18
Management                                         29
Principal Shareholders and Beneficial
 Ownership of Management                           32
Description of Securities                          33
Plan of Distribution                               35
Legal Matters                                      36
Experts                                            36
Available Information                              36
Documents Incorporated by Reference                36
Index to Financial Statements                     F-1


                                     [LOGO]

                                   2,500,000
                             SHARES OF COMMON STOCK


                              P R O S P E C T U S

                                RAYMOND JAMES &
                                ASSOCIATES, INC.


                                  JULY , 1995



                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The table below sets forth estimated expenses in connection with the issuance and distribution of the Common Stock being offered hereby. All of such expenses are estimates, except for the SEC registration fee and the NASD fee.


SEC registration fee                               $    4,257
NASD fee                                                1,735
Printing expenses                                      20,000
Fees and expenses of counsel for the Company           50,000
Fees and expenses of accountants for the
 Company                                               30,000
Fees and Expenses of Placement Agent for the
 Company                                              912,500
Blue Sky fees and expenses                             10,000
Miscellaneous                                           1,508
 Total                                             $1,030,000

* To be supplied by amendment.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Minnesota Statutes Section 302A.521 provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     Article V of the Company's Bylaws provides that each director, officer, employee or agent, past of present, of the Company, and each person who serves or may have served at the request of the Company as a director, officer, employee or agent of another corporation or employee benefit plan, and their respective heirs, administrators and executors, shall be indemnified by the Company in accordance with, and to the fullest extent permissible by, applicable state law.

     The Company maintains directors' and officers' liability insurance, including a reimbursement policy in favor of the Company.

     Pursuant to Section 7 of the Placement Agency Agreement, the directors and officers of the Company are indemnified against certain civil liabilities that they may incur under the Securities Act in connection with this Registration Statement and the related Prospectus.


ITEM 16. EXHIBITS


   EXHIBIT NO.   DESCRIPTION

      1.1        Form of Placement Agency Agreement (filed herewith).

      3.1 Articles of Merger, including Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3A contained in the Registration Statement on Form 8-A (File No. 0-17019)).

      3.2 Amended Bylaws (incorporated by reference to Exhibit 3B contained in the Registration Statement on Form S-4 (File No. 33-20761)).

      4.1 Amended Form of Common Stock Certificate (incorporated by reference to Exhibit 4A to the Registration Statement on Form 8-A (File No. 0-17019)).

      4.2 Certificate of Designation of Preferred Stock, Series A (incorporated by reference to Exhibit 4.1 contained in the Current Report on form 8-K filed February 9, 1993).

      4.3 Specimen Form of Warrant Certificate (incorporated by reference to Exhibit 4.3 contained in the Registration Statement on Form S-2 (File No. 33-82084)).

      4.4        Form of Warrant Agreement (incorporated by reference to Exhibit
                 4.4 contained in the Registration Statement on Form S-2 (File No. 33-82084)).

      5.1 Opinion and Consent of Oppenheimer Wolff & Donnelly (filed herewith).

     10.1 1988 Stock Option Plan (incorporated by reference to Exhibit 10 to the Annual Report on Form 10-K for the year ended April 30,
                 1988).

     10.2 1989 Omnibus Stock Option Plan, as amended effective May 16, 1989 (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the year ended July 31, 1990).

     10.3        Non-Employee Director Plan (incorporated by reference to
                 Exhibit 10.3 contained in the Annual Report on Form 10-K for the year ended July 31, 1992).

     10.4 Executive Bonus Program, effective November 21, 1989 (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the year ended July 31, 1990).

     10.5        Development Agreement between AngeLase, Inc. and Dr. Robert H.
                 Svenson dated January 15, 1991 (incorporated by reference to
                 Exhibit 10.7 contained in the Annual Report on Form 10-K for the year ended July 31, 1991).

     10.6 Stock Purchase Agreement dated September 21, 1990 relating to the acquisition of XMED, Inc. (incorporated by reference to Exhibit 10.9 contained in the Annual Report on Form 10-K for the year ended July 31, 1991).

     10.7 Form of Warrant to purchase an aggregate of $250,000 shares dated December 1, 1990 (incorporated by reference to Exhibit
                 10.10 contained in the Annual Report on Form 10-K for the year ended July 31, 1991).

     10.8 Warrant dated July 27, 1992 in the name of Glen Taylor (incorporated by reference to Exhibit 10.10 contained in the Annual Report on Form 10-K for the year ended July 31, 1991).

     10.9 CryoLife Joint Venture Agreement for Development of Biological Pacemaker (incorporated by reference to Exhibit 10A contained in the Annual Report on Form 10-K for the year ended July 31,
                 1989).

     10.10 Agreement with Jeffrey Isner, M.D. for Laser Catheter Technology (incorporated by reference to Exhibit 10B contained in the Annual Report on Form 10-K for the year ended July 31,
                 1989).

     10.11 Stock Purchase Agreement dated September 13, 1990 between Hanrow Financial Group, Ltd. and the Company (incorporated by reference to Exhibit 10.10 contained in the Annual Report on Form 10-K for the year ended July 31, 1990).

     10.12 Asset Purchase Agreement dated September 22, 1992 between Burron Medical, Inc. and the Company (incorporated by reference to Exhibit 2.1 contained in the Current Report on Form 8-K filed October 7, 1992).

     10.13 Preferred Stock, Preferred Stock Option and Subordinated Debenture Purchase Agreement dated February 4, 1993 between the Company, AngeMed, AngeLase and Pacesetter, Inc. (incorporated by reference to Exhibit 28.1 contained in the Current Report on Form 8-K filed February 9, 1993).

     10.14 Preferred Stock Option Agreement dated February 4, 1993 between the Company and Pacesetter, Inc. (incorporated by reference to Exhibit 28.2 contained in the Current Report on Form 8-K filed February 9, 1993).

     10.15 Convertible Subordinated Debenture dated February 4, 1993 (incorporated by reference to Exhibit 28.3 contained in Current Report on Form 8-K filed February 9, 1993).

     10.16 OEM Marketing and Manufacturing Agreement dated February 4, 1993 between the Company and Pacesetter, Inc. (incorporated by reference to Exhibit 28.4 contained in the Current Report on Form 8-K filed February 9, 1993).

     10.17 License Agreement dated February 4, 1993 between the Company and Pacesetter, Inc. (incorporated by reference to Exhibit 28.5 contained in the Current Report on Form 8-K filed February 9,
                 1993).

     10.18 Employment Agreement with Whitney A. McFarlin dated September 15, 1993 (incorporated by reference to Exhibit 10.20 contained in the Annual Report on Form 10-K filed October 28, 1993).

     10.19 Employment Agreement with David L. Christofferson dated April 20, 1993 (incorporated by reference to Exhibit 10.21 contained in the Annual Report on Form 10-K filed October 28, 1993).

     10.20       1993 Stock Incentive Plan (incorporated by reference to Exhibit
                 10.22 contained in the Company's Annual Report on Form 10-K for the year ended July 31, 1994).

     10.21 1994 Non-Employee Director Option Plan (incorporated by reference to Exhibit 10.23 contained in the Company's Annual Report on Form 10-K for the year ended July 31, 1994).

     10.22 Lease Agreement dated July 21, 1991 with Gopher XI, a Texas limited partnership (incorporated by reference to Exhibit 10.26 contained in the Company's Annual Report on Form 10-K for the year ended July 31, 1994).

     10.23 Addendum No. 1 to Lease Agreement dated June 26, 1991 (incorporated by reference to Exhibit 10.27 contained in the Company's Annual Report on Form 10-K for the year ended July 31, 1994).

     10.24 Addendum No. 2 to Lease Agreement dated February 24, 1992 (incorporated by reference to Exhibit 10.28 contained in the Company's Annual Report on Form 10-K for the year ended July 31, 1994).

     10.25 Lease Agreement dated September 23, 1992 (incorporated by reference to Exhibit 10.29 contained in the Company's Annual Report on Form 10-K for the year ended July 31, 1994).

     10.26 Addendum No. 3 to Lease Agreement dated September 24, 1992 (incorporated by reference to Exhibit 10.30 contained in the Company's Annual Report on Form 10-K for the year ended July 31, 1994).

     10.27 Sublease Agreement effective as of October 26, 1994 with Sharpe Endosurgical Corporation (incorporated by reference to Exhibit
                 10.31 contained in the Company's Annual Report on Form 10-K for the year ended July 31, 1994).

     11.1        Computation of Net Income (Loss) Per Share (filed herewith).

     23.1        Consent of KPMG Peat Marwick LLP (filed herewith).

     23.2        Consent of Oppenheimer Wolff & Donnelly (see Exhibit 5.1).

     24.1 Power of Attorney (included on page II-5 of this Registration Statement).


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota, on July 6, 1995.

                                      ANGEION CORPORATION

                                      By:  /S/ WHITNEY A. MCFARLIN
                                           Whitney A. McFarlin
                                           Chief Executive Officer and President


                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Whitney A. McFarlin and David L. Christofferson as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on July 6, 1995 in the capacities indicated.


          SIGNATURE              TITLE

  /s/ WHITNEY A. MCFARLIN        Chief Executive Officer (Principal Executive
     Whitney A. McFarlin         Officer), President and Chairman of the Board

/s/ DAVID L. CHRISTOFFERSON      Vice President, Chief Financial Officer
  David L. Christofferson        (Principal Financial Officer and Principal
                                 Accounting Officer) and Secretary

  /s/ ARNOLD A. ANGELONI         Director
    Arnold A. Angeloni

   /s/ DENNIS E. EVANS           Director
     Dennis E. Evans

   /s/ SALLY E. HOWARD           Director
     Sally E. Howard

    /s/ LYLE D. JOYCE            Director
Lyle D. Joyce, M.D., Ph.D.

   /s/ JOSEPH C. KISER           Director
  Joseph C. Kiser, M.D.

     /s/ GLEN TAYLOR             Director
       Glen Taylor


                              ANGEION CORPORATION
              EXHIBIT INDEX TO REGISTRATION STATEMENT ON FORM S-3

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  ITEM NO.                    ITEM                                      METHOD OF FILING
     1.1      Form of Placement Agency Agreement            Filed herewith, page      .

     3.1      Articles of Merger, including Amended and     Incorporated by reference to Exhibit 3A
              Restated Articles of Incorporation            contained in Form 8-A (File No. 0-17019).

     3.2      Amended Bylaws                                Incorporated by reference to Exhibit 3B
                                                            contained in the registration statement on Form
                                                            S-4 (File No. 33-20761).

     4.1      Amended Form of Common Stock Certificate      Incorporated by reference to Exhibit 4A
                                                            contained in the registration statement on Form
                                                            8-A (File No. 0-17019).

     4.2      Certificate of Designation of Preferred       Incorporated by reference to Exhibit 4.1
              Stock, Series A                               contained in the current report on Form 8-K
                                                            filed February 9, 1993.

     4.3      Specimen Form of Warrant Certificate          Incorporated by reference to Exhibit 4.3
                                                            contained in the Registration Statement on Form
                                                            S-2 (File No. 33-82084).

     4.4      Form of Warrant Agreement                     Incorporated by reference to Exhibit 4.4
                                                            contained in the Registration Statement on Form
                                                            S-2 (File No. 33-82084).

     5.1      Opinion and Consent of Oppenheimer Wolff &    Filed herewith, page        .
              Donnelly

    10.1      1988 Stock Option Plan                        Incorporated by reference to Exhibit 10
                                                            contained in the Annual Report on Form 10-K for
                                                            the year ended April 30, 1988.

    10.2      1989 Omnibus Stock Option Plan, as amended    Incorporated by reference to Exhibit 10.2
              effective May 16, 1989                        contained in the Annual Report on Form 10-K for
                                                            the year ended July 31, 1990.

    10.3      Non-Employee Director Plan                    Incorporated by reference to Exhibit 10.3
                                                            contained in the Annual Report on Form 10-K for
                                                            the year ended July 31, 1992.

    10.4      Executive Bonus Program, effective November   Incorporated by reference to Exhibit 10.3
              21, 1989                                      contained in the Annual Report on Form 10-K for
                                                            the year ended July 31, 1990.

    10.5      Development Agreement between AngeLase,       Incorporated by reference to Exhibit 10.7
              Inc. and Dr. Robert H. Svenson dated          contained in the Annual Report on Form 10-K for
              January 15, 1991                              the year ended July 31, 1991.

    10.6      Stock Purchase Agreement dated September      Incorporated by reference to Exhibit 10.9
              21, 1990 relating to the acquisition of       contained in the Annual Report on Form 10-K for
              XMED, Inc.                                    the year ended July 31, 1991.

    10.7      Form of Warrant to purchase an aggregate of   Incorporated by reference to Exhibit 10.10
              250,000 shares dated December 1, 1990         contained in the Annual Report on Form 10-K for
                                                            the year ended July 31, 1991.

    10.8      Warrant dated July 27, 1992 in the name of    Incorporated by reference to Exhibit 10.10
              Glen Taylor                                   contained in the Annual Report on Form 10-K for
                                                            the year ended July 31, 1991.

    10.9      CryoLife Joint Venture Agreement for          Incorporated by reference to Exhibit 10A
              Development of Biological Pacemaker           contained in the Annual Report on Form 10-K for
                                                            the year ended July 31, 1989.

    10.10     Agreement with Jeffrey Isner, M.D. for        Incorporated by reference to Exhibit 10B
              Laser Catheter Technology                     contained in the Annual Report on Form 10-K for
                                                            the year ended July 31, 1989.

    10.11     Stock Purchase Agreement dated September      Incorporated by reference to Exhibit 10.10
              13, 1990 between Hanrow Financial Group,      contained in the Annual Report on Form 10-K for
              Ltd. and the Company                          the year ended July 31, 1990.

    10.12     Asset Purchase Agreement dated September      Incorporated by reference to Exhibit 2.1
              22, 1992 between Burron Medical Inc. and      contained in the Current Report on Form 8-K
              the Company                                   filed October 7, 1992.

    10.13     Preferred Stock, Preferred Stock Option and   Incorporated by reference to Exhibit 28.1
              Subordinated Debenture Purchase               contained in the Current Report on Form 8-K dated
              Agreement February 4, 1993 between the        filed February 9, 1993.
              Company, AngeMed, AngeLase and Pacesetter,
              Inc.

    10.14     Preferred Stock Option Agreement dated        Incorporated by reference to Exhibit 28.2
              February 4, 1993 between the Company and      contained in the Current Report on Form 8-K
              Pacesetter, Inc.                              filed February 9, 1993.

    10.15     Convertible Subordinated Debenture dated      Incorporated by reference to Exhibit 28.3
              February 4, 1993                              contained in the Current Report on Form 8-K
                                                            filed February 9, 1993.

    10.16     OEM Marketing and Manufacturing Agreement     Incorporated by reference to Exhibit 28.4
              dated February 4, 1993 between the Company    contained in the Current Report on Form 8-K
              and Pacesetter, Inc.                          filed February 9, 1993.

    10.17     License Agreement dated February 4, 1993      Incorporated by reference to Exhibit 28.5
              between the Company and Pacesetter, Inc.      contained in the Current Report on Form 8-K
                                                            filed February 9, 1993.

    10.18     Employment Agreement with Whitney A.          Incorporated by reference to Exhibit 10.20
              McFarlin dated September 15, 1993             contained in the Annual Report on Form 10-K
                                                            filed October 28, 1993.

    10.19     Employment Agreement with David L.            Incorporated by reference to Exhibit 10.21
              Christofferson dated April 20, 1993           contained in the Annual Report on Form 10-K
                                                            filed October 28, 1993.

    10.20     1993 Stock Incentive Plan                     Incorporated by reference to Exhibit 10.22
                                                            contained in the Company's Annual Report on
                                                            Form 10-K for the year ended July 31, 1994.

    10.21     1994 Non-Employee Director Option Plan        Incorporated by reference to Exhibit 10.23
                                                            contained in the Company's Annual Report on
                                                            Form 10-K for the year ended July 31, 1994.

    10.22     Lease Agreement dated July 21, 1991 with      Incorporated by reference to Exhibit 10.26
              Gopher XI, a Texas limited partnership        contained in the Company's Annual Report on
                                                            Form 10-K for the year ended July 31, 1994.

    10.23     Addendum No. 1 to Lease Agreement dated       Incorporated by reference to Exhibit 10.27
              June 26, 1991                                 contained in the Company's Annual Report on
                                                            Form 10-K for the year ended July 31, 1994.

    10.24     Addendum No. 2 to Lease Agreement dated       Incorporated by reference to Exhibit 10.28
              February 24, 1992                             contained in the Company's Annual Report on
                                                            Form 10-K for the year ended July 31, 1994.

    10.25     Lease Agreement dated September 23, 1992      Incorporated by reference to Exhibit 10.29
                                                            contained in the Company's Annual Report on
                                                            Form 10-K for the year ended July 31, 1994.

    10.26     Addendum No. 3 to Lease Agreement dated       Incorporated by reference to Exhibit 10.30
              September 24, 1992                            contained in the Company's Annual Report on
                                                            Form 10-K for the year ended July 31, 1994.

    10.27     Sublease Agreement effective as of October    Incorporated by reference to Exhibit 10.31
              26, 1994 with Sharpe Endosurgical             contained in the Company's Annual Report on
              Corporation                                   Form 10-K for the year ended July 31, 1994.

    11.1      Computation of Net Income (Loss) Per Share    Filed herewith, page       .

    23.1      Consent of KPMG Peat Marwick LLP              Filed herewith, page      .

    23.2      Consent of Oppenheimer Wolff & Donnelly       See Exhibit 5.1.

    24.1      Power of Attorney                             Included on page II-5 of this Registration
                                                            Statement.

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